Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY):	OFFICIAL USE ONLY

COPY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

SEC
Mail Processing
Section
JUN 30 2015
Washington DC
404 [redacted]

15021198

2015 JUN 30 PM 1:04
SEC / MR
RECEIVED

1. State the name of the applicant: NASDAQ OMX BX, Inc.
2. Provide the applicant's primary street address (Do not use a P.O. Box): One Liberty Plaza, New York NY 10006
3. Provide the applicant's mailing address (if different): Office of General Counsel 805 King Farm Blvd., Rockville Md 20850
4. Provide the applicant's business telephone and facsimile number:
   Phone = 301-978-8400 / Fax = 301-978-8472
   (Telephone) (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   John Yetter — Vice President, Office of General Counsel — 301-978-8497
   (Name) (Title) (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Edward S. Knight 805 King Farm Blvd., Rockville MD 20850
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☑ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 12/16/2005 (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized: Delaware Limited Liability Company Act

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 06/29/15 (MM/DD/YY) — NASDAQ OMX BX, Inc. (Name of applicant)

By: [signature] (Signature) — Vice President / John M. Yetter (Printed Name and Title)

Subscribed and sworn before me this 29th day of June (Month), 2015 (Year) by [signature] (Notary Public)

My Commission expires ________ County of ________ State of ________

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

Colleen M. Steele
NOTARY PUBLIC
Montgomery County, Maryland
My Commission Expires 1/29/2016

Nasdaq

805 KING FARM BLVD.
ROCKVILLE, MD 20850

June 29, 2015

Via Overnight Mail

U.S. Securities and Exchange Commission
Division of Trading and Markets
Office of Market Supervision
100 F Street, N.E.
Washington, DC 20549

Re: Form 1 – Amendment of June 29, 2015

Dear Sir of Madam:

Pursuant to Rule 6a-2 under the Securities Exchange Act of 1934, NASDAQ OMX BX, Inc. is submitting this annual amendment to Form 1. If you have any questions, please call me at 1-301-978-8497 or Jonathan Cayne at 1-301-978-8493.

Sincerely,

John M. Yetter

NASDAQ OMX BX, INC.

FORM 1 - Amendment of June 29, 2015

NASDAQ OMX BX, INC.

EXHIBITS

Exhibit A Articles of Incorporation, By-Laws, and Rules

The information is available at http://nasdaqomx.cchwallstreet.com. The Exchange certifies that the information available at such location is accurate as of its date.

Exhibit B All Written Rulings, Settled Practices having the effects of Rules and Interpretations.

The information is available at http://nasdaqomx.cchwallstreet.com. The Exchange certifies that the information available at such location is accurate as of its date.

Exhibit C Subsidiaries and Affiliates of the Exchange (as of 4/15/15)

All information required under Exhibit C for the subsidiaries and affiliates of the Exchange is listed in the attachment for Exhibit C and is kept up-to-date and available to the Commission and the public upon request. The Exchange certifies that the information available at such location is accurate as of its date.

Exhibit D Financial Statements for each Subsidiary and Affiliate of the Exchange (as of 4/15/15)

The unconsolidated financial statements for the latest fiscal year that is required under Exhibit D for the subsidiaries and affiliates of the Exchange is listed in the attachment for Exhibit D and is kept up-to-date and available to the Commission and the public upon request.

Exhibit E Operation of Electronic Trading System

Not applicable.

Exhibit F Forms: Membership and Member

The information is available at http://www.nasdaqtrader.com/Trader.aspx?id=nasdaq_bx . The Exchange certifies that the information available at such location is accurate as of its date.

Exhibit G Forms: Financial Statements, Reports, or Questionnaires

This information is kept up-to-date and available to the Commission and the public upon request.

Exhibit H Forms: Company Listings

The information is available at http://nasdaqomx.cchwallstreet.com. The Exchange certifies that the information available at such location is accurate as of its date.

Exhibit I Financial Statement of Exchange

The audited financial statements for NASDAQ OMX BX are attached. The audited financial statements for The Nasdaq Stock Market Educational Foundation, Inc. will be completed shortly and will be filed upon completion. The audited financial statements contained in the Form 10-K for The NASDAQ OMX Group, Inc. for the fiscal year ended December 31, 2013 are attached and are available at http://www.sec.gov/Archives/edgar/data/1120193/000112019315000003/ndaq-20141231x10k.htm

Exhibit J List of Officers, Governors, and Members of Standing Committees

This information is kept up-to-date and available to the Commission and the public upon request.

Exhibit K List of Shareholders or Partners of the Exchange

1. Full legal name;
2. Title or Status;
3. Date title or status was acquired;
4. Approximate ownership interest; and
5. Whether the person has control, a term that is defined in the instructions to this Form.

The NASDAQ OMX Group, Inc. is the sole shareholder of NASDAQ OMX BX, Inc., a Delaware corporation. All additional information required under Exhibit K for The NASDAQ OMX Group, Inc. can be found in the Amendments to Form 1 filed separately by The NASDAQ Stock Market, LLC. NASDAQ OMX BX certifies that the information required under Exhibit K is kept up-to-date and is available to the Commission and the public upon request.

Exhibit L Membership Criteria.

The information is available at http://nasdaqomx.cchwallstreet.com. The Exchange certifies that the information available at such location is accurate as of its date.

Exhibit M Membership Information

This information is kept up-to-date and available to the Commission and the public upon request.

Exhibit N Schedule of Securities

This information is kept up-to-date and available to the Commission and the public upon request.

NASDAQ OMX BX, INC.

FORM 1 - Amendment of June 29, 2015

EXHIBIT C

<u>Subsidiaries and Affiliates of the Exchange</u>[1]

<u>U.S. Entities</u>

1. Boston Stock Exchange Clearing Corporation
2. Bwise Internal Control Inc.
3. Consolidated Securities Source LLC
4. Directors Desk, LLC
5. Dorsey, Wright & Associates, LLC
6. ExactEquity, LLC
7. Execution Access, LLC
8. FinQloud LLC
9. FINRA/NASDAQ Trade Reporting Facility LLC
10. FTEN, Inc.
11. GlobeNewswire, Inc.
12. GraniteBlock, Inc.
13. Granite Redux, Inc.
14. Inet Futures Exchange, LLC
15. Kleos Managed Services Holdings, LLC
16. Kleos Managed Services, L.P.
17. NASDAQ Energy Futures, LLC
18. Nasdaq Execution Services, LLC
19. NASDAQ Futures, Inc.
20. NASDAQ Global, Inc.
21. Nasdaq International Market Initiatives, Inc.
22. NASDAQ OMX BX Equities LLC
23. NASDAQ OMX Commodities Clearing Company (merged out of existence in 2014)
24. NASDAQ OMX Commodities Clearing LLC
25. NASDAQ OMX Corporate Solutions, Inc.
26. NASDAQ OMX Corporate Solutions, LLC
27. NASDAQ OMX Event Technologies LLC
28. NASDAQ OMX Information, LLC
29. NASDAQ OMX PHLX LLC
30. NASDAQ OMX (San Francisco) Insurance LLC
31. NASDAQ Options Services, LLC
32. Nasdaq Technology Services, LLC
33. Norway Acquisition LLC
34. NPM Securities, LLC
35. OM Technology (US) Inc. (dissolved in 2014)
36. OMX (US) Inc. (merged out of existence in 2014)
37. The NASDAQ OMX Group Educational Foundation, Inc.
38. The NASDAQ OMX Group, Inc.
39. The NASDAQ Options Market LLC
40. The NASDAQ Private Market, LLC
41. The NASDAQ Stock Market LLC

[1] This list does not include branches of any of the subsidiaries or affiliates.

42. The Stock Clearing Corporation of Philadelphia

Non-U.S. Entities

1. AB NASDAQ OMX Vilnius
2. AS eCSD Expert
3. AS Eesti Väärtpaberikeskus
4. AS Latvijas Centralais depozitarijs
5. Bwise Beheer B.V.
6. Bwise B.V.
7. Bwise Development B.V.
8. Bwise Germany GmbH
9. Bwise Holding B.V.
10. "Central Depository of Armenia" Open Joint Stock Company
11. Clearing Control CC AB
12. Egypt for Information Dissemination Company
13. Eignarhaldsfelagid Verdbrefathing hf.
14. European Central Counterparty N.V.
15. FTEN Europe Ltd
16. Hugin AS
17. Indxis Ltd
18. Lithuanian Central Securities Depository
19. Nasdaq Canada Inc.
20. Nasdaq CSD Iceland hf.
21. Nasdaq International Ltd
22. "NASDAQ OMX Armenia" Open Joint Stock Company
23. NASDAQ OMX Australia Holding Pty Ltd
24. NASDAQ OMX Broker Services AB
25. NASDAQ OMX Clearing AB
26. NASDAQ OMX Copenhagen A/S
27. NASDAQ OMX Corporate Solutions (India) Private Limited
28. NASDAQ OMX Corporate Solutions International Limited
29. NASDAQ OMX Derivatives A/S (liquidated and deregistered in 2014)
30. NASDAQ OMX Exchange and Clearing Services AB
31. NASDAQ OMX Europe Ltd
32. NASDAQ OMX France SAS
33. NASDAQ OMX Germany GmbH
34. NASDAQ OMX Helsinki Ltd
35. NASDAQ OMX Holding AB
36. NASDAQ OMX Holding Denmark A/S
37. NASDAQ OMX Holding Luxembourg Sàrl
38. NASDAQ OMX Iceland hf.
39. NASDAQ OMX Korea Ltd.
40. NASDAQ OMX NLX Ltd
41. NASDAQ OMX Nordic Ltd
42. NASDAQ OMX Oslo ASA
43. NASDAQ OMX Riga, AS
44. NASDAQ OMX (South East Asia & Pacific) Pte. Ltd.

45. NASDAQ OMX Stockholm AB
46. NASDAQ OMX Tallinn AS
47. NASDAQ OMX Teknoloji Servisi Limited Sirketi
48. Nasdaq Vilnius Services UAB
49. NOS Clearing ASA (merged out of existence in 2014)
50. OMX AB
51. OMX Capital Insurance AG (removed from the register in 2014)
52. OMX Ltd
53. OMX Netherlands B.V.
54. OMX Netherlands Holding B.V.
55. OMX Pty Ltd
56. OMX Technology AB
57. OMX Technology Canada Inc.
58. OMX Technology Energy Systems AS
59. OMX Technology (Ireland) Ltd (dissolved in 2014)
60. OMX Technology Italy Srl
61. OMX Technology Japan Ltd
62. OMX Technology Ltd
63. OMX Technology (UK) Ltd
64. OMX Treasury AB
65. OMX Treasury Euro AB
66. OMX Treasury Euro Holding AB
67. Shareholder.com B.V.
68. SMARTS (Asia) Ltd
69. SMARTS Broker Compliance Pty Ltd
70. SMARTS Group Europe Ltd
71. SMARTS Group Holdings Pty Ltd
72. SMARTS Market Surveillance Pty Ltd
73. TOM Broker B.V.
74. TOM B.V.
75. TOM Holding N.V.

NASDAQ OMX BX, INC.

FORM 1 - Amendment of June 29, 2015

EXHIBIT D

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Boston Stock Exchange Clearing Corporation
(in thousands, unaudited)

	Year Ended December 31, 2014
ASSETS	
Current Assets:	
Cash & Equivalents	51
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	15
Margin Deposits & Default Fund	0
Total Current Assets	**67**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	1,400
Non Current Deferred Taxes	0
Other Long Term Assets	10
Total Long Term Assets	**1,410**
Total Assets	**1,477**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	(59)
Current Deferred Tax Liability	0
Current Liabilities	**(59)**
Total Long Term Debt	0
Non Current Deferred Tax Liability	564
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**564**
Total Liabilities	**505**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	2,204
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	(1,232)
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**972**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**972**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,477**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation
(in thousands, unaudited)

	Year Ended December 31, 2014
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	1
Merger Related Expenses Total	0
Total Operating Expenses	**2**
Operating Income	**(2)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	**(2)**
Income Tax Provisions	**(1)**
Net Income	**(1)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**(1)**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Bwise Internal Control Inc.
(in thousands, unaudited)

	Year Ended December 31, 2014
ASSETS	
Current Assets:	
Cash & Equivalents	579
Investments	0
Total Receivables - Net	3,671
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	220
Margin Deposits & Default Fund	0
Total Current Assets	**4,470**
Long Term Assets:	
Total Property and Equipment - Net	820
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**820**
Total Assets	**5,290**
LIABILITIES	
Total AP and Accrued Expenses	4,268
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	457
Deferred Revenue	2,669
Current Portion Capital Leases	0
Other Accrued Liabilities	342
Current Deferred Tax Liability	0
Current Liabilities	**7,735**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**7,735**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	(2,315)
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	(130)
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**(2,445)**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**(2,445)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**5,290**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Bwise Internal Control Inc.
(in thousands, unaudited)

	Year Ended December 31, 2014
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	10,590
Other Revenues	(1,161)
Total Revenues	9,429
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**9,429**
Operating Expenses:	
Compensation and Benefits	5,343
Marketing and Advertising	240
Depr and Amortization	0
Professional and Contract Services	1,284
Computer Ops and Data Communication	289
Occupancy	214
Regulatory	0
General Administrative and Other	869
Merger Related Expenses Total	0
Total Operating Expenses	**8,240**
Operating Income	**1,189**
Total Interest Income	(0)
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	1,189
Income Tax Provisions	**7**
Net Income	**1,181**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**1,181**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Consolidated Securities Source LLC
(in thousands, unaudited)

Note: Consolidated Securities Source LLC is a new entity in 2015 therefore there is no data available in 2014

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Directors Desk, LLC
(in thousands, unaudited)

	Year Ended December 31, 2014
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	1,943
Current Deferred Tax	104
Current Restricted Cash	0
Other Current Assets	19,515
Margin Deposits & Default Fund	0
Total Current Assets	21,563
Long Term Assets:	
Total Property and Equipment - Net	58
Goodwill	6,573
Other Intangibles	569
Non Current Deferred Taxes	13
Other Long Term Assets	0
Total Long Term Assets	7,213
Total Assets	28,775
LIABILITIES	
Total AP and Accrued Expenses	29
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	44
Deferred Revenue	6,185
Current Portion Capital Leases	0
Other Accrued Liabilities	107
Current Deferred Tax Liability	0
Current Liabilities	6,365
Total Long Term Debt	0
Non Current Deferred Tax Liability	1,205
Non-current deferred revenue	0
All Other Long Term Liabilities	275
Long Term Liabilities	1,480
Total Liabilities	7,845
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	4,581
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	16,349
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	20,930
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	20,930
Total Liabilities Non Controlling Interest and Stockholders Equity	28,775

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Directors Desk, LLC
(in thousands, unaudited)

	Year Ended December 31, 2014
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	13,650
Market Technology Revenues	0
Other Revenues	0
Total Revenues	13,650
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less Cost of Revenues	13,650
Operating Expenses:	
Compensation and Benefits	17
Marketing and Advertising	123
Depr and Amortization	62
Professional and Contract Services	55
Computer Ops and Data Communication	68
Occupancy	82
Regulatory	0
General Administrative and Other	715
Merger Related Expenses Total	410
Total Operating Expenses	1,532
Operating Income	12,117
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	12,117
Income Tax Provisions	4,791
Net Income	7,326
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	7,326

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Dorsey, Wright & Associates, LLC
(in thousands, unaudited)

Note: Dorsey, Wright & Associates, LLC is a new entity in 2015
therefore there is no data available for 2014

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - ExactEquity, LLC
(in thousands, unaudited)

	Year Ended December 31, 2014
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	118
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	14
Margin Deposits & Default Fund	0
Total Current Assets	**132**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	1,861
Other Intangibles	1,057
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**2,918**
Total Assets	**3,050**
LIABILITIES	
Total AP and Accrued Expenses	11
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	14
Current Portion Capital Leases	0
Other Accrued Liabilities	0
Current Deferred Tax Liability	0
Current Liabilities	**25**
Total Long Term Debt	0
Non Current Deferred Tax Liability	14
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**14**
Total Liabilities	**39**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	3,000
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	11
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**3,011**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**3,011**
Total Liabilities Non Controlling Interest and Stockholders Equity	3,050

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - ExactEquity, LLC
(in thousands, unaudited)

	Year Ended December 31, 2014
REVENUE	
Market Services Revenues	0
Global Listing Services	101
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**101**
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**101**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	82
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	1
Merger Related Expenses Total	0
Total Operating Expenses	**83**
Operating Income	**19**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	19
Income Tax Provisions	**8**
Net Income	**11**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**11**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Execution Access, LLC
(in thousands, unaudited)

	Year Ended December 31, 2014
ASSETS	
Current Assets:	
Cash & Equivalents	42,990
Investments	0
Total Receivables - Net	3,167
Current Deferred Tax	314
Current Restricted Cash	250
Other Current Assets	19,008
Margin Deposits & Default Fund	0
Total Current Assets	**65,729**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**65,729**
LIABILITIES	
Total AP and Accrued Expenses	571
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	1,144
Deferred Revenue	333
Current Portion Capital Leases	0
Other Accrued Liabilities	7,024
Current Deferred Tax Liability	0
Current Liabilities	**9,073**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	58
Long Term Liabilities	**58**
Total Liabilities	**9,131**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	50,855
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	5,742
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**56,598**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	56,598
Total Liabilities Non Controlling Interest and Stockholders Equity	65,729

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Execution Access, LLC
(in thousands, unaudited)

	Year Ended December 31, 2014
REVENUE	
Market Services Revenues	49,781
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**49,781**
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	(4,286)
Total Cost of Revenues	**(4,286)**
Revenues less Cost of Revenues	**45,495**
Operating Expenses:	
Compensation and Benefits	3,382
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	9
Computer Ops and Data Communication	120
Occupancy	295
Regulatory	0
General Administrative and Other	2,080
Merger Related Expenses Total	553
Total Operating Expenses	**6,439**
Operating Income	**39,056**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	39,056
Income Tax Provisions	**26,093**
Net Income	**12,963**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	12,963

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - FinQloud LLC
(in thousands, unaudited)

Note: FinQloud LLC (formerly Urban Labs LLC) did not have any activity in 2011 - 2013.

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - FINRA/NASDAQ Trade Reporting Facility LLC
(in thousands, unaudited)

	Year Ended December 31, 2014
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	7,724
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	25,734
Margin Deposits & Default Fund	0
Total Current Assets	33,458
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	0
Total Assets	33,458
LIABILITIES	
Total AP and Accrued Expenses	1,900
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	187
Current Deferred Tax Liability	0
Current Liabilities	2,088
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	0
Total Liabilities	2,088
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	4,000
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	27,371
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	31,371
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	31,371
Total Liabilities Non Controlling Interest and Stockholders Equity	33,458

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - FINRA/NASDAQ Trade Reporting Facility LLC
(in thousands, unaudited)

	Year Ended December 31, 2014
REVENUE	
Market Services Revenues	20,556
Global Listing Services	0
Global Information Services	8,942
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	29,498
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**29,498**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	645
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	10,324
General Administrative and Other	1,001
Merger Related Expenses Total	0
Total Operating Expenses	**11,971**
Operating Income	**17,527**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	17,527
Income Tax Provisions	**7,390**
Net Income	**10,138**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**10,138**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - FTEN, Inc
(in thousands, unaudited)

	Year Ended December 31, 2014
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	3,859
Current Deferred Tax	721
Current Restricted Cash	0
Other Current Assets	50,259
Margin Deposits & Default Fund	0
Total Current Assets	54,839
Long Term Assets:	
Total Property and Equipment - Net	2,952
Goodwill	585,751
Other Intangibles	661,264
Non Current Deferred Taxes	5,724
Other Long Term Assets	52,512
Total Long Term Assets	1,308,204
Total Assets	1,363,043
LIABILITIES	
Total AP and Accrued Expenses	216
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	2,165
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	1,856
Current Deferred Tax Liability	289
Current Liabilities	4,525
Total Long Term Debt	0
Non Current Deferred Tax Liability	8,833
Non-current deferred revenue	0
All Other Long Term Liabilities	342
Long Term Liabilities	9,176
Total Liabilities	13,701
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	1,405,022
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	(55,680)
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	1,349,342
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	1,349,342
Total Liabilities Non Controlling Interest and Stockholders Equity	1,363,043

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - FTEN, Inc
(in thousands, unaudited)

	Year Ended December 31, 2014
REVENUE	
Market Services Revenues	15,846
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	(31)
Total Revenues	15,815
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	15,815
Operating Expenses:	
Compensation and Benefits	2,400
Marketing and Advertising	15
Depr and Amortization	13,747
Professional and Contract Services	93
Computer Ops and Data Communication	4,079
Occupancy	1,095
Regulatory	0
General Administrative and Other	2,142
Merger Related Expenses Total	51
Total Operating Expenses	23,622
Operating Income	(7,807)
Total Interest Income	2
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	(39,553)
FX Operating	0
Net Income Before Taxes	(47,358)
Income Tax Provisions	**(30,211)**
Net Income	**(17,147)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	(17,147)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - GlobeNewswire, Inc
(in thousands, unaudited)

	Year Ended December 31, 2014
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	3,883
Current Deferred Tax	51
Current Restricted Cash	0
Other Current Assets	37,947
Margin Deposits & Default Fund	0
Total Current Assets	**41,881**
Long Term Assets:	
Total Property and Equipment - Net	28
Goodwill	12,684
Other Intangibles	752
Non Current Deferred Taxes	466
Other Long Term Assets	0
Total Long Term Assets	**13,930**
Total Assets	**55,810**
LIABILITIES	
Total AP and Accrued Expenses	404
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	15
Deferred Revenue	824
Current Portion Capital Leases	0
Other Accrued Liabilities	3,776
Current Deferred Tax Liability	0
Current Liabilities	**5,019**
Total Long Term Debt	0
Non Current Deferred Tax Liability	289
Non-current deferred revenue	0
All Other Long Term Liabilities	9
Long Term Liabilities	**298**
Total Liabilities	**5,317**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	13,653
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	36,840
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	50,493
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	50,493
Total Liabilities Non Controlling Interest and Stockholders Equity	55,810

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - GlobeNewswire, Inc
(in thousands, unaudited)

	Year Ended December 31, 2014
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	26,735
Market Technology Revenues	0
Other Revenues	5,473
Total Revenues	**32,208**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	32,208
Operating Expenses:	
Compensation and Benefits	(260)
Marketing and Advertising	1
Depr and Amortization	291
Professional and Contract Services	1,737
Computer Ops and Data Communication	26
Occupancy	545
Regulatory	0
General Administrative and Other	1,964
Merger Related Expenses Total	14
Total Operating Expenses	**4,318**
Operating Income	27,889
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	27,889
Income Tax Provisions	**10,383**
Net Income	**17,507**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	17,507

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - GraniteBlock, Inc.
(in thousands, unaudited)

Note: GraniteBlock, Inc. is a new entity in 2015 therefore there is no data available in 2014

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Granite Redux, Inc.
(in thousands, unaudited)

Note: Granite Redux, Inc. is a new entity in 2015 therefore there is no data available in 2014

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Inet Futures Exchange, LLC
(in thousands, unaudited)

Note: Inet Futures Exchange, LLC did not have any activity in 2011 - 2013.

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Kleos Managed Services Holdings, LLC
(in thousands, unaudited)

	Year Ended December 31, 2014
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	**0**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**0**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	0
Current Deferred Tax Liability	0
Current Liabilities	**0**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**0**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	0
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**0**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**0**
Total Liabilities Non Controlling Interest and Stockholders Equity	**0**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Kleos Managed Services Holdings, LLC
(in thousands, unaudited)

	Year Ended December 31, 2014
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	0
Income Tax Provisions	**0**
Net Income	**0**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**0**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Kleos Managed Services, L.P
(in thousands, unaudited)

	Year Ended December 31, 2014
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	1,517
Current Deferred Tax	836
Current Restricted Cash	0
Other Current Assets	2,278
Margin Deposits & Default Fund	0
Total Current Assets	**4,630**
Long Term Assets:	
Total Property and Equipment - Net	10,583
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	1,033
Other Long Term Assets	36
Total Long Term Assets	**11,652**
Total Assets	**16,282**
LIABILITIES	
Total AP and Accrued Expenses	615
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	2,118
Deferred Revenue	225
Current Portion Capital Leases	78
Other Accrued Liabilities	4,696
Current Deferred Tax Liability	0
Current Liabilities	**7,731**
Total Long Term Debt	0
Non Current Deferred Tax Liability	3,216
Non-current deferred revenue	0
All Other Long Term Liabilities	2,543
Long Term Liabilities	**5,758**
Total Liabilities	**13,489**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	1,395
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	1,397
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**2,793**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	2,793
Total Liabilities Non Controlling Interest and Stockholders Equity	16,282

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Kleos Managed Services, L.P
(in thousands, unaudited)

	Year Ended December 31, 2014
REVENUE	
Market Services Revenues	13,396
Global Listing Services	0
Global Information Services	10,864
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**24,259**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**24,259**
Operating Expenses:	
Compensation and Benefits	8,156
Marketing and Advertising	62
Depr and Amortization	1,451
Professional and Contract Services	441
Computer Ops and Data Communication	2,628
Occupancy	3,133
Regulatory	0
General Administrative and Other	4,504
Merger Related Expenses Total	2,559
Total Operating Expenses	**22,934**
Operating Income	**1,326**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	(575)
FX Operating	0
Net Income Before Taxes	751
Income Tax Provisions	**864**
Net Income	**(113)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	(113)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ Energy Futures, LLC
(in thousands, unaudited)

Note: NASDAQ Energy Futures, LLC is a new entity in 2015 therefore there is no data available in 2014

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Nasdaq Execution Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2014
ASSETS	
Current Assets:	
Cash & Equivalents	8,870
Investments	68
Total Receivables - Net	0
Current Deferred Tax	35
Current Restricted Cash	250
Other Current Assets	5,489
Margin Deposits & Default Fund	0
Total Current Assets	**14,712**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	5,569
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	10
Total Long Term Assets	**5,579**
Total Assets	**20,291**
LIABILITIES	
Total AP and Accrued Expenses	2,703
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	137
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	1,566
Current Deferred Tax Liability	0
Current Liabilities	**4,407**
Total Long Term Debt	0
Non Current Deferred Tax Liability	(1,933)
Non-current deferred revenue	0
All Other Long Term Liabilities	40
Long Term Liabilities	**(1,893)**
Total Liabilities	**2,514**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	23,308
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	(5,531)
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**17,777**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**17,777**
Total Liabilities Non Controlling Interest and Stockholders Equity	**20,291**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Nasdaq Execution Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2014
REVENUE	
Market Services Revenues	35,066
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	35,066
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	(31,931)
Total Cost of Revenues	(31,931)
Revenues less Cost of Revenues	3,135
Operating Expenses:	
Compensation and Benefits	1,690
Marketing and Advertising	1
Depr and Amortization	0
Professional and Contract Services	2
Computer Ops and Data Communication	20
Occupancy	111
Regulatory	0
General Administrative and Other	270
Merger Related Expenses Total	0
Total Operating Expenses	2,095
Operating Income	1,040
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	1,040
Income Tax Provisions	210
Net Income	830
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	830

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ Futures, Inc
(in thousands, unaudited)

	Year Ended December 31, 2014
ASSETS	
Current Assets:	
Cash & Equivalents	3,996
Investments	0
Total Receivables - Net	132
Current Deferred Tax	18
Current Restricted Cash	0
Other Current Assets	868
Margin Deposits & Default Fund	0
Total Current Assets	5,014
Long Term Assets:	
Total Property and Equipment - Net	3
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	3
Total Long Term Assets	7
Total Assets	5,021
LIABILITIES	
Total AP and Accrued Expenses	280
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	43
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	10
Current Deferred Tax Liability	0
Current Liabilities	333
Total Long Term Debt	0
Non Current Deferred Tax Liability	(181)
Non-current deferred revenue	0
All Other Long Term Liabilities	1
Long Term Liabilities	(180)
Total Liabilities	153
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	8,393
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	(3,526)
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	4,867
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	4,867
Total Liabilities Non Controlling Interest and Stockholders Equity	5,021

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ Futures, Inc
(in thousands, unaudited)

	Year Ended December 31, 2014
REVENUE	
Market Services Revenues	(250)
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**(250)**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**(250)**
Operating Expenses:	
Compensation and Benefits	84
Marketing and Advertising	147
Depr and Amortization	122
Professional and Contract Services	41
Computer Ops and Data Communication	38
Occupancy	55
Regulatory	624
General Administrative and Other	(405)
Merger Related Expenses Total	0
Total Operating Expenses	706
Operating Income	(956)
Total Interest Income	0
Total Interest Expense	**0**
Dividend and Investment Income	**0**
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	**0**
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	(1,201)
FX Operating	0
Net Income Before Taxes	(2,157)
Income Tax Provisions	**(863)**
Net Income	**(1,294)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	(1,294)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ Global, Inc
(in thousands, unaudited)

	Year Ended December 31, 2014
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	220
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	472,746
Margin Deposits & Default Fund	0
Total Current Assets	**472,966**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	61,727
Other Long Term Assets	4,820,318
Total Long Term Assets	**4,882,045**
Total Assets	**5,355,011**
LIABILITIES	
Total AP and Accrued Expenses	332
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	254,055
Current Deferred Tax Liability	3,609
Current Liabilities	**257,996**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	522
Long Term Liabilities	**522**
Total Liabilities	**258,518**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	4,634,412
Accumulated Other Comprehensive Income/(Loss)	(85,029)
Total Retained Earnings	547,110
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**5,096,493**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**5,096,493**
Total Liabilities Non Controlling Interest and Stockholders Equity	**5,355,011**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ Global, Inc
(in thousands, unaudited)

	Year Ended December 31, 2014
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	94
Merger Related Expenses Total	0
Total Operating Expenses	**94**
Operating Income	(94)
Total Interest Income	6,384
Total Interest Expense	(4,098)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	**0**
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	2,191
Income Tax Provisions	**10,830**
Net Income	**(8,639)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	(8,639)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Nasdaq International Market Initiatives, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2014
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	0
Current Deferred Tax	37
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	**37**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	(1)
Other Long Term Assets	0
Total Long Term Assets	**(1)**
Total Assets	**36**
LIABILITIES	
Total AP and Accrued Expenses	4
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	78
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	997
Current Deferred Tax Liability	10
Current Liabilities	**1,089**
Total Long Term Debt	0
Non Current Deferred Tax Liability	(1)
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**(1)**
Total Liabilities	**1,088**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	3,642
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	(4,694)
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**(1,052)**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**(1,052)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**36**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Nasdaq International Market Initiatives, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2014
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	326
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	13
Computer Ops and Data Communication	1
Occupancy	0
Regulatory	0
General Administrative and Other	70
Merger Related Expenses Total	24
Total Operating Expenses	**434**
Operating Income	**(434)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(434)
Income Tax Provisions	**(152)**
Net Income	**(282)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	(282)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX BX Equities LLC
(in thousands, unaudited)

	Year Ended December 31, 2014
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	3
Total Receivables - Net	10,227
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	134,080
Margin Deposits & Default Fund	0
Total Current Assets	**144,309**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**144,309**
LIABILITIES	
Total AP and Accrued Expenses	1,414
SEC 31a Payable to the SEC	11,099
Accrued Personnel Costs	0
Deferred Revenue	264
Current Portion Capital Leases	0
Other Accrued Liabilities	1,390
Current Deferred Tax Liability	0
Current Liabilities	**14,167**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	47
Long Term Liabilities	**47**
Total Liabilities	**14,215**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	(15,300)
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	145,394
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**130,095**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**130,095**
Total Liabilities Non Controlling Interest and Stockholders Equity	**144,309**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ OMX BX Equities LLC
(in thousands, unaudited)

	Year Ended December 31, 2014
REVENUE	
Market Services Revenues	116,331
Global Listing Services	0
Global Information Services	16,024
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	405
Total Revenues	132,761
COST OF REVENUES	
Liquidity Rebates	(49,855)
Brokerage, Clearance and Exchange Fees	(34,960)
Total Cost of Revenues	(84,815)
Revenues less Cost of Revenues	47,946
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	52
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	363
General Administrative and Other	1,723
Merger Related Expenses Total	0
Total Operating Expenses	2,138
Operating Income	45,808
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	45,808
Income Tax Provisions	0
Net Income	45,808
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	45,808

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet NASDAQ OMX Commodities Clearing Company
(in thousands, unaudited)

	Year Ended December 31, 2014
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	0
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	0
Total Assets	0
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	0
Current Deferred Tax Liability	0
Current Liabilities	0
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	0
Total Liabilities	0
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	0
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	0
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	0
Total Liabilities Non Controlling Interest and Stockholders Equity	0

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ OMX Commodities Clearing Company
(in thousands, unaudited)

	Year Ended December 31, 2014
REVENUE	
Market Services Revenues	48
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**48**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	0
Revenues less Cost of Revenues	**48**
Operating Expenses:	
Compensation and Benefits	21
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	(2)
Merger Related Expenses Total	0
Total Operating Expenses	**19**
Operating Income	**29**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	4,586
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	4,615
Income Tax Provisions	**0**
Net Income	**4,615**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	4,615

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Commodities Clearing LLC
(in thousands, unaudited)

	Year Ended December 31, 2014
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	24
Current Deferred Tax	12
Current Restricted Cash	0
Other Current Assets	43
Margin Deposits & Default Fund	0
Total Current Assets	79
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	75
Other Intangibles	0
Non Current Deferred Taxes	1
Other Long Term Assets	90
Total Long Term Assets	167
Total Assets	245
LIABILITIES	
Total AP and Accrued Expenses	2
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	784
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	3,681
Current Deferred Tax Liability	29
Current Liabilities	4,497
Total Long Term Debt	0
Non Current Deferred Tax Liability	10
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	10
Total Liabilities	4,507
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	4,891
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	(9,152)
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	(4,261)
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	(4,261)
Total Liabilities Non Controlling Interest and Stockholders Equity	245

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ OMX Commodities Clearing LLC
(in thousands, unaudited)

	Year Ended December 31, 2014
REVENUE	
Market Services Revenues	293
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	293
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less Cost of Revenues	293
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	3
Computer Ops and Data Communication	0
Occupancy	9
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	12
Operating Income	281
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	(4,586)
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(4,306)
Income Tax Provisions	(44)
Net Income	(4,261)
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	(4,261)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Corporate Solutions, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2014
ASSETS	
Current Assets:	
Cash & Equivalents	101
Investments	0
Total Receivables - Net	2,956
Current Deferred Tax	2
Current Restricted Cash	0
Other Current Assets	8,558
Margin Deposits & Default Fund	0
Total Current Assets	**11,617**
Long Term Assets:	
Total Property and Equipment - Net	7,715
Goodwill	30,997
Other Intangibles	3,688
Non Current Deferred Taxes	(100)
Other Long Term Assets	18,256
Total Long Term Assets	**60,555**
Total Assets	**72,172**
LIABILITIES	
Total AP and Accrued Expenses	2,792
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	(612)
Deferred Revenue	(20)
Current Portion Capital Leases	0
Other Accrued Liabilities	7,628
Current Deferred Tax Liability	242
Current Liabilities	**10,029**
Total Long Term Debt	0
Non Current Deferred Tax Liability	4,137
Non-current deferred revenue	0
All Other Long Term Liabilities	94
Long Term Liabilities	**4,231**
Total Liabilities	**14,260**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	48,999
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	8,913
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	57,912
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	57,912
Total Liabilities Non Controlling Interest and Stockholders Equity	72,172

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ OMX Corporate Solutions, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2014
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	45,583
Market Technology Revenues	0
Other Revenues	7,377
Total Revenues	52,960
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less Cost of Revenues	52,960
Operating Expenses:	
Compensation and Benefits	16,568
Marketing and Advertising	16
Depr and Amortization	1,096
Professional and Contract Services	9,615
Computer Ops and Data Communication	132
Occupancy	862
Regulatory	0
General Administrative and Other	6,290
Merger Related Expenses Total	2,060
Total Operating Expenses	36,639
Operating Income	16,321
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	(416)
FX Operating	0
Net Income Before Taxes	15,905
Income Tax Provisions	6,542
Net Income	9,363
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	9,363

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Corporate Solutions, LLC
(in thousands, unaudited)

	Year Ended December 31, 2014
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	39,121
Current Deferred Tax	5,392
Current Restricted Cash	0
Other Current Assets	2,996
Margin Deposits & Default Fund	0
Total Current Assets	**47,510**
Long Term Assets:	
Total Property and Equipment - Net	31,808
Goodwill	215,720
Other Intangibles	53,952
Non Current Deferred Taxes	285
Other Long Term Assets	158
Total Long Term Assets	**301,923**
Total Assets	**349,433**
LIABILITIES	
Total AP and Accrued Expenses	26,875
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	18,629
Deferred Revenue	31,097
Current Portion Capital Leases	0
Other Accrued Liabilities	17,817
Current Deferred Tax Liability	0
Current Liabilities	**94,419**
Total Long Term Debt	0
Non Current Deferred Tax Liability	19,665
Non-current deferred revenue	0
All Other Long Term Liabilities	494
Long Term Liabilities	**20,159**
Total Liabilities	**114,578**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	252,852
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	(17,997)
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**234,854**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**234,854**
Total Liabilities Non Controlling Interest and Stockholders Equity	349,433

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ OMX Corporate Solutions, LLC
(in thousands, unaudited)

	Year Ended December 31, 2014
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	139,174
Market Technology Revenues	0
Other Revenues	2,322
Total Revenues	**141,496**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**141,496**
Operating Expenses:	
Compensation and Benefits	67,026
Marketing and Advertising	1,037
Depr and Amortization	9,748
Professional and Contract Services	37,932
Computer Ops and Data Communication	7,058
Occupancy	7,617
Regulatory	0
General Administrative and Other	31,033
Merger Related Expenses Total	15,924
Total Operating Expenses	**177,374**
Operating Income	(35,878)
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	(1,436)
FX Operating	0
Net Income Before Taxes	(37,314)
Income Tax Provisions	**(15,911)**
Net Income	**(21,403)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**(21,403)**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Event Technologies LLC
(in thousands, unaudited)

	Year Ended December 31, 2014
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	**0**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**0**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	0
Current Deferred Tax Liability	0
Current Liabilities	**0**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**0**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	0
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**0**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**0**
Total Liabilities Non Controlling Interest and Stockholders Equity	**0**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Event Technologies LLC
(in thousands, unaudited)

	Year Ended December 31, 2014
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	731
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**731**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**731**
Operating Expenses:	
Compensation and Benefits	100
Marketing and Advertising	0
Depr and Amortization	237
Professional and Contract Services	59
Computer Ops and Data Communication	0
Occupancy	6
Regulatory	0
General Administrative and Other	833
Merger Related Expenses Total	0
Total Operating Expenses	**1,235**
Operating Income	**(504)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	(1,345)
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(1,849)
Income Tax Provisions	**(198)**
Net Income	**(1,651)**
Net (income) expense attributable to noncontrolling interests	**0**
Net Income attributable to NASDAQ OMX Group, Inc.	(1,651)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Information, LLC
(in thousands, unaudited)

	Year Ended December 31, 2014
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	192
Current Deferred Tax	211
Current Restricted Cash	0
Other Current Assets	80,739
Margin Deposits & Default Fund	0
Total Current Assets	**81,141**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**81,141**
LIABILITIES	
Total AP and Accrued Expenses	321
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	916
Current Deferred Tax Liability	0
Current Liabilities	**1,237**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	14
Long Term Liabilities	**14**
Total Liabilities	**1,252**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	1,000
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	78,889
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	79,889
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	79,889
Total Liabilities Non Controlling Interest and Stockholders Equity	81,141

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Information, LLC
(in thousands, unaudited)

	Year Ended December 31, 2014
REVENUE	
Market Services Revenues	60
Global Listing Services	0
Global Information Services	51,666
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	21
Total Revenues	**51,747**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**51,747**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	16
Computer Ops and Data Communication	318
Occupancy	0
Regulatory	0
General Administrative and Other	1,764
Merger Related Expenses Total	0
Total Operating Expenses	**2,098**
Operating Income	**49,649**
Total Interest Income	0
Total Interest Expense	**0**
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	49,649
Income Tax Provisions	**20,960**
Net Income	**28,689**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	28,689

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX PHLX LLC
(in thousands, unaudited)

	Year Ended December 31, 2014
ASSETS	
Current Assets:	
Cash & Equivalents	21
Investments	1
Total Receivables - Net	40,643
Current Deferred Tax	3,589
Current Restricted Cash	0
Other Current Assets	57
Margin Deposits & Default Fund	0
Total Current Assets	**44,311**
Long Term Assets:	
Total Property and Equipment - Net	19,208
Goodwill	503,610
Other Intangibles	291,681
Non Current Deferred Taxes	18,947
Other Long Term Assets	1,660
Total Long Term Assets	**835,106**
Total Assets	**879,417**
LIABILITIES	
Total AP and Accrued Expenses	2,216
SEC 31a Payable to the SEC	11,955
Accrued Personnel Costs	2,831
Deferred Revenue	113
Current Portion Capital Leases	0
Other Accrued Liabilities	356,247
Current Deferred Tax Liability	4,860
Current Liabilities	**378,221**
Total Long Term Debt	0
Non Current Deferred Tax Liability	122,312
Non-current deferred revenue	0
All Other Long Term Liabilities	48,772
Long Term Liabilities	**171,084**
Total Liabilities	**549,305**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	73,458
Accumulated Other Comprehensive Income/(Loss)	(6,143)
Total Retained Earnings	262,797
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**330,112**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**330,112**
Total Liabilities Non Controlling Interest and Stockholders Equity	**879,417**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ OMX PHLX LLC
(in thousands, unaudited)

	Year Ended December 31, 2014
REVENUE	
Market Services Revenues	278,952
Global Listing Services	0
Global Information Services	10,301
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	2,133
Total Revenues	**291,386**
COST OF REVENUES	
Liquidity Rebates	**(111,661)**
Brokerage, Clearance and Exchange Fees	**(32,106)**
Total Cost of Revenues	**(143,767)**
Revenues less Cost of Revenues	**147,619**
Operating Expenses:	
Compensation and Benefits	8,887
Marketing and Advertising	528
Depr and Amortization	11,984
Professional and Contract Services	265
Computer Ops and Data Communication	635
Occupancy	1,620
Regulatory	2,607
General Administrative and Other	5,106
Merger Related Expenses Total	0
Total Operating Expenses	**31,632**
Operating Income	**115,987**
Total Interest Income	1
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	(737)
FX Operating	0
Net Income Before Taxes	115,251
Income Tax Provisions	**47,213**
Net Income	**68,038**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**68,038**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX (San Francisco) Insurance LLC
(in thousands, unaudited)

	Year Ended December 31, 2014
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	0
Current Deferred Tax	(209)
Current Restricted Cash	0
Other Current Assets	1,002
Margin Deposits & Default Fund	0
Total Current Assets	793
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	17,336
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	17,336
Total Assets	18,129
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	0
Current Deferred Tax Liability	0
Current Liabilities	0
Total Long Term Debt	0
Non Current Deferred Tax Liability	1,156
Non-current deferred revenue	0
All Other Long Term Liabilities	42
Long Term Liabilities	1,198
Total Liabilities	1,198
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	24,713
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	(7,782)
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	16,931
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	16,931
Total Liabilities Non Controlling Interest and Stockholders Equity	18,129

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ OMX (San Francisco) Insurance LLC
(in thousands, unaudited)

	Year Ended December 31, 2014
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	(1)
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	4
Occupancy	0
Regulatory	0
General Administrative and Other	(2)
Merger Related Expenses Total	0
Total Operating Expenses	**1**
Operating Income	**(1)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	**0**
Gain (Loss) on Sales of Entity	0.
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(1)
Income Tax Provisions	**(29)**
Net Income	**28**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**28**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ Options Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2014
ASSETS	
Current Assets:	
Cash & Equivalents	539
Investments	3
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	146
Margin Deposits & Default Fund	0
Total Current Assets	**689**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	20
Total Long Term Assets	**20**
Total Assets	**709**
LIABILITIES	
Total AP and Accrued Expenses	15
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	6
Current Deferred Tax Liability	0
Current Liabilities	**21**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**21**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	3,282
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	(2,594)
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**688**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**688**
Total Liabilities Non Controlling Interest and Stockholders Equity	**709**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ Options Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2014
REVENUE	
Market Services Revenues	1,505
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**1,505**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**(1,431)**
Total Cost of Revenues	**(1,431)**
Revenues less Cost of Revenues	**74**
Operating Expenses:	
Compensation and Benefits	47
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	3
Occupancy	6
Regulatory	0
General Administrative and Other	15
Merger Related Expenses Total	0
Total Operating Expenses	**71**
Operating Income	**3**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	**3**
Income Tax Provisions	**2**
Net Income	**1**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**1**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Nasdaq Technology Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2014
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	(221)
Current Deferred Tax	1,599
Current Restricted Cash	0
Other Current Assets	130,227
Margin Deposits & Default Fund	0
Total Current Assets	**131,605**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	1,476
Other Long Term Assets	3,862
Total Long Term Assets	**5,338**
Total Assets	**136,944**
LIABILITIES	
Total AP and Accrued Expenses	1,357
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	3,723
Current Deferred Tax Liability	0
Current Liabilities	**5,080**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	5,763
Long Term Liabilities	**5,763**
Total Liabilities	**10,843**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	20,000
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	106,101
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**126,101**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**126,101**
Total Liabilities Non Controlling Interest and Stockholders Equity	**136,944**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Nasdaq Technology Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2014
REVENUE	
Market Services Revenues	64,144
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**64,144**
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less Cost of Revenues	**64,144**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	10
Depr and Amortization	0
Professional and Contract Services	16
Computer Ops and Data Communication	2,133
Occupancy	34,658
Regulatory	0
General Administrative and Other	3,653
Merger Related Expenses Total	0
Total Operating Expenses	**40,470**
Operating Income	**23,673**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	23,673
Income Tax Provisions	**(624)**
Net Income	**24,297**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	24,297

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Norway Acquisition LLC
(in thousands, unaudited)

	Year Ended December 31, 2014
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	8,444
Margin Deposits & Default Fund	0
Total Current Assets	**8,444**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	23,603
Total Long Term Assets	**23,603**
Total Assets	**32,047**
LIABILITIES	
Total AP and Accrued Expenses	176
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	0
Current Deferred Tax Liability	0
Current Liabilities	**176**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**176**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	23,548
Accumulated Other Comprehensive Income/(Loss)	(31)
Total Retained Earnings	8,354
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	31,871
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**31,871**
Total Liabilities Non Controlling Interest and Stockholders Equity	**32,047**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Norway Acquisition LLC
(in thousands, unaudited)

	Year Ended December 31, 2014
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	2,786
Other Revenues	0
Total Revenues	2,786
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less Cost of Revenues	2,786
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	0
Operating Income	2,786
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	2,786
Income Tax Provisions	0
Net Income	2,786
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	2,786

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NPM Securities, LLC
(in thousands, unaudited)

	Year Ended December 31, 2014
ASSETS	
Current Assets:	
Cash & Equivalents	250
Investments	0
Total Receivables - Net	138
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	388
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	0
Total Assets	388
LIABILITIES	
Total AP and Accrued Expenses	257
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	0
Current Deferred Tax Liability	0
Current Liabilities	257
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	0
Total Liabilities	257
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	250
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	(119)
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	131
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	131
Total Liabilities Non Controlling Interest and Stockholders Equity	388

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NPM Securities, LLC
(in thousands, unaudited)

	Year Ended December 31, 2014
REVENUE	
Market Services Revenues	0
Global Listing Services	45
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	45
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less Cost of Revenues	45
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	234
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	7
General Administrative and Other	6
Merger Related Expenses Total	0
Total Operating Expenses	247
Operating Income	(202)
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(202)
Income Tax Provisions	(84)
Net Income	(119)
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	(119)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - OM Technology (US) Inc.
(in thousands, unaudited)

	Year Ended December 31, 2014
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	**0**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**0**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	0
Current Deferred Tax Liability	0
Current Liabilities	**0**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**0**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/(Loss)	(4,575)
Total Retained Earnings	4,575
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**0**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**0**
Total Liabilities Non Controlling Interest and Stockholders Equity	**0**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - OM Technology (US) Inc.
(in thousands, unaudited)

	Year Ended December 31, 2014
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	1,051
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	1,051
Income Tax Provisions	**0**
Net Income	**1,051**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	1,051

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - OMX (US) Inc.
(in thousands, unaudited)

	Year Ended December 31, 2014
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	**0**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**0**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	0
Current Deferred Tax Liability	0
Current Liabilities	**0**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**0**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	0
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**0**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**0**
Total Liabilities Non Controlling Interest and Stockholders Equity	**0**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - OMX (US) Inc.
(in thousands, unaudited)

	Year Ended December 31, 2014
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	4,412
Total Revenues	**4,412**
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**4,412**
Operating Expenses:	
Compensation and Benefits	2,081
Marketing and Advertising	46
Depr and Amortization	6
Professional and Contract Services	8
Computer Ops and Data Communication	5
Occupancy	273
Regulatory	0
General Administrative and Other	532
Merger Related Expenses Total	0
Total Operating Expenses	**2,952**
Operating Income	**1,460**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	4,494
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	5,954
Income Tax Provisions	**2,482**
Net Income	**3,472**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	3,472

The NASDAQ OMX Group, Inc.

Unconsolidated Financial Statements - The NASDAQ OMX Group Educational Foundation, Inc.

(in thousands, unaudited)

Note: The Nasdaq Stock Market Educational Foundation, Inc. is not a consolidated entity of The NASDAQ OMX Group, Inc. and therefore is not included.

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - The NASDAQ OMX Group, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2014
ASSETS	
Current Assets:	
Cash & Equivalents	271,482
Investments	2,500
Total Receivables - Net	66,003
Current Deferred Tax	(11,274)
Current Restricted Cash	0
Other Current Assets	469,364
Margin Deposits & Default Fund	0
Total Current Assets	798,075
Long Term Assets:	
Total Property and Equipment - Net	57,417
Goodwill	10,453
Other Intangibles	3,096
Non Current Deferred Taxes	105,885
Other Long Term Assets	7,493,094
Total Long Term Assets	7,669,945
Total Assets	8,468,020
LIABILITIES	
Total AP and Accrued Expenses	121,706
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	29,741
Deferred Revenue	3,091
Current Portion Capital Leases	0
Other Accrued Liabilities	1,524,213
Current Deferred Tax Liability	8,003
Current Liabilities	1,686,754
Total Long Term Debt	2,313,134
Non Current Deferred Tax Liability	4,510
Non-current deferred revenue	0
All Other Long Term Liabilities	68,357
Long Term Liabilities	2,386,001
Total Liabilities	4,072,755
EQUITY	
Common Stock Total	1,790
Common Stock in Treasury Total	(40,544)
Additional Paid in Capital	3,217,934
Accumulated Other Comprehensive Income/(Loss)	(28,620)
Total Retained Earnings	1,243,812
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	4,394,372
Non Controlling Interest	894
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	4,395,266
Total Liabilities Non Controlling Interest and Stockholders Equity	8,468,020

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - The NASDAQ OMX Group, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2014
REVENUE	
Market Services Revenues	0
Global Listing Services	2,106
Global Information Services	84,654
Corporate Solutions	(2)
Market Technology Revenues	(3,714)
Other Revenues	62,657
Total Revenues	**145,701**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**(0)**
Total Cost of Revenues	**(0)**
Revenues less Cost of Revenues	**145,701**
Operating Expenses:	
Compensation and Benefits	121,936
Marketing and Advertising	9,359
Depr and Amortization	11,874
Professional and Contract Services	28,590
Computer Ops and Data Communication	10,415
Occupancy	10,327
Regulatory	0
General Administrative and Other	51,805
Merger Related Expenses Total	30,963
Total Operating Expenses	**275,269**
Operating Income	**(129,569)**
Total Interest Income	119
Total Interest Expense	(119,646)
Dividend and Investment Income	**0**
Gain (loss) on sale of strategic initiatives	**0**
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	**0**
Gain (Loss) on Sales of Entity	(4,184)
Impairment Loss	(311)
FX Operating	0
Net Income Before Taxes	(253,591)
Income Tax Provisions	**(95,900)**
Net Income	**(157,691)**
Net (income) expense attributable to noncontrolling interests	1,279
Net Income attributable to NASDAQ OMX Group, Inc.	(156,412)

The NASDAQ OMX Group, Inc.

Unconsolidated Financial Statements - The NASDAQ Options M

(in thousands, unaudited)

Note: The results of The NASDAQ Options Market LLC are included in the results of NASDAQ Options Services, LLC.

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ Private Market, LLC
(in thousands, unaudited)

	Year Ended December 31, 2014
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	4,071
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	3,918
Margin Deposits & Default Fund	0
Total Current Assets	7,989
Long Term Assets:	
Total Property and Equipment - Net	2,210
Goodwill	0
Other Intangibles	2,211
Non Current Deferred Taxes	0
Other Long Term Assets	250
Total Long Term Assets	**4,671**
Total Assets	12,660
LIABILITIES	
Total AP and Accrued Expenses	3,922
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	397
Deferred Revenue	8
Current Portion Capital Leases	0
Other Accrued Liabilities	0
Current Deferred Tax Liability	0
Current Liabilities	**4,326**
Total Long Term Debt	0
Non Current Deferred Tax Liability	(0)
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**(0)**
Total Liabilities	4,326
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	14,858
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	(6,524)
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	8,334
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	8,334
Total Liabilities Non Controlling Interest and Stockholders Equity	12,660

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ Private Market, LLC
(in thousands, unaudited)

	Year Ended December 31, 2014
REVENUE	
Market Services Revenues	0
Global Listing Services	67
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	67
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	67
Operating Expenses:	
Compensation and Benefits	2,383
Marketing and Advertising	78
Depr and Amortization	462
Professional and Contract Services	1,549
Computer Ops and Data Communication	21
Occupancy	304
Regulatory	0
General Administrative and Other	289
Merger Related Expenses Total	46
Total Operating Expenses	**5,133**
Operating Income	**(5,067)**
Total Interest Income	4
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(5,063)
Income Tax Provisions	**(842)**
Net Income	**(4,221)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	(4,221)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - The NASDAQ Stock Market LLC
(in thousands, unaudited)

	Year Ended December 31, 2014
ASSETS	
Current Assets:	
Cash & Equivalents	533
Investments	0
Total Receivables - Net	151,567
Current Deferred Tax	11,475
Current Restricted Cash	0
Other Current Assets	547,867
Margin Deposits & Default Fund	0
Total Current Assets	**711,441**
Long Term Assets:	
Total Property and Equipment - Net	63,764
Goodwill	923,564
Other Intangibles	49,390
Non Current Deferred Taxes	28,800
Other Long Term Assets	32,432
Total Long Term Assets	**1,097,949**
Total Assets	**1,809,391**
LIABILITIES	
Total AP and Accrued Expenses	30,576
SEC 31a Payable to the SEC	100,997
Accrued Personnel Costs	32,311
Deferred Revenue	49,677
Current Portion Capital Leases	845
Other Accrued Liabilities	32,633
Current Deferred Tax Liability	2,885
Current Liabilities	**249,924**
Total Long Term Debt	0
Non Current Deferred Tax Liability	79,787
Non-current deferred revenue	84,426
All Other Long Term Liabilities	7,829
Long Term Liabilities	**172,043**
Total Liabilities	**421,967**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	905,080
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	482,344
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**1,387,424**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**1,387,424**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,809,391**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - The NASDAQ Stock Market LLC
(in thousands, unaudited)

	Year Ended December 31, 2014
REVENUE	
Market Services Revenues	1,396,039
Global Listing Services	177,556
Global Information Services	204,910
Corporate Solutions	13
Market Technology Revenues	6,865
Other Revenues	22,445
Total Revenues	**1,807,828**
COST OF REVENUES	
Liquidity Rebates	**(898,943)**
Brokerage, Clearance and Exchange Fees	**(273,724)**
Total Cost of Revenues	**(1,172,666)**
Revenues less Cost of Revenues	**635,161**
Operating Expenses:	
Compensation and Benefits	111,967
Marketing and Advertising	13,977
Depr and Amortization	31,557
Professional and Contract Services	17,134
Computer Ops and Data Communication	32,077
Occupancy	15,821
Regulatory	9,899
General Administrative and Other	51,190
Merger Related Expenses Total	4,540
Total Operating Expenses	**288,164**
Operating Income	**346,997**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	6
Impairment Loss	(4,174)
FX Operating	0
Net Income Before Taxes	342,829
Income Tax Provisions	**143,638**
Net Income	**199,191**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**199,191**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - The Stock Clearing Corporation of Philadelphia
(in thousands, unaudited)

	Year Ended December 31, 2014
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	73
Margin Deposits & Default Fund	0
Total Current Assets	73
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	151
Other Long Term Assets	0
Total Long Term Assets	151
Total Assets	224
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	4
Current Deferred Tax Liability	0
Current Liabilities	4
Total Long Term Debt	0
Non Current Deferred Tax Liability	(8)
Non-current deferred revenue	0
All Other Long Term Liabilities	12
Long Term Liabilities	4
Total Liabilities	8
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	739
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	(523)
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	216
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	216
Total Liabilities Non Controlling Interest and Stockholders Equity	224

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - The Stock Clearing Corporation of Philadelphia
(in thousands, unaudited)

	Year Ended December 31, 2014
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	(11)
Merger Related Expenses Total	0
Total Operating Expenses	**(11)**
Operating Income	**11**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	11
Income Tax Provisions	**6**
Net Income	**5**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**5**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - AB NASDAQ OMX Vilnius
(in thousands, unaudited)

	Year Ended December 31, 2014
ASSETS	
Current Assets:	
Cash & Equivalents	1,959
Investments	0
Total Receivables - Net	109
Current Deferred Tax	25
Current Restricted Cash	0
Other Current Assets	7
Margin Deposits & Default Fund	0
Total Current Assets	2,099
Long Term Assets:	
Total Property and Equipment - Net	16
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	(1)
Other Long Term Assets	0
Total Long Term Assets	15
Total Assets	2,115
LIABILITIES	
Total AP and Accrued Expenses	52
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	106
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	36
Current Deferred Tax Liability	0
Current Liabilities	193
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	0
Total Liabilities	193
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	3,654
Accumulated Other Comprehensive Income/(Loss)	(731)
Total Retained Earnings	(1,001)
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	1,921
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	1,921
Total Liabilities Non Controlling Interest and Stockholders Equity	2,115

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - AB NASDAQ OMX Vilnius
(in thousands, unaudited)

	Year Ended December 31, 2014
REVENUE	
Market Services Revenues	434
Global Listing Services	483
Global Information Services	104
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	875
Total Revenues	1,896
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less Cost of Revenues	1,896
Operating Expenses:	
Compensation and Benefits	761
Marketing and Advertising	35
Depr and Amortization	22
Professional and Contract Services	94
Computer Ops and Data Communication	265
Occupancy	47
Regulatory	26
General Administrative and Other	244
Merger Related Expenses Total	0
Total Operating Expenses	1,494
Operating Income	402
Total Interest Income	19
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	421
Income Tax Provisions	69
Net Income	352
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	352

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - AS eCSD Expert
(in thousands, unaudited)

	Year Ended December 31, 2014
ASSETS	
Current Assets:	
Cash & Equivalents	129
Investments	0
Total Receivables - Net	1
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	1
Margin Deposits & Default Fund	0
Total Current Assets	**131**
Long Term Assets:	
Total Property and Equipment - Net	3
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	81
Total Long Term Assets	**84**
Total Assets	215
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	(17)
Current Deferred Tax Liability	0
Current Liabilities	**(17)**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	(17)
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	35
Accumulated Other Comprehensive Income/(Loss)	74
Total Retained Earnings	123
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**232**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	232
Total Liabilities Non Controlling Interest and Stockholders Equity	215

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - AS eCSD Expert
(in thousands, unaudited)

	Year Ended December 31, 2014
REVENUE	
Market Services Revenues	257
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	257
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**257**
Operating Expenses:	
Compensation and Benefits	2
Marketing and Advertising	0
Depr and Amortization	2
Professional and Contract Services	186
Computer Ops and Data Communication	4
Occupancy	0
Regulatory	0
General Administrative and Other	9
Merger Related Expenses Total	0
Total Operating Expenses	**203**
Operating Income	**54**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	55
Income Tax Provisions	**66**
Net Income	**(11)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**(11)**

The NASDAQ OMX Group, Inc.
Unconsolidated Financial Statements - AS Eesti Väärtpaberikeskus
(in thousands, unaudited)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - AS Latvijas Centralais depozitarijs
(in thousands, unaudited)

	Year Ended December 31, 2014
ASSETS	
Current Assets:	
Cash & Equivalents	4,497
Investments	0
Total Receivables - Net	237
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	57
Margin Deposits & Default Fund	0
Total Current Assets	**4,791**
Long Term Assets:	
Total Property and Equipment - Net	661
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	6
Other Long Term Assets	329
Total Long Term Assets	**995**
Total Assets	5,786
LIABILITIES	
Total AP and Accrued Expenses	3,538
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	119
Deferred Revenue	11
Current Portion Capital Leases	0
Other Accrued Liabilities	28
Current Deferred Tax Liability	0
Current Liabilities	**3,695**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	3,695
EQUITY	
Common Stock Total	364
Common Stock in Treasury Total	0
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/(Loss)	(271)
Total Retained Earnings	1,998
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**2,091**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**2,091**
Total Liabilities Non Controlling Interest and Stockholders Equity	5,786

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -AS Latvijas Centralais depozitarijs
(in thousands, unaudited)

	Year Ended December 31, 2014
REVENUE	
Market Services Revenues	2,884
Global Listing Services	1
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	251
Total Revenues	**3,136**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**3,136**
Operating Expenses:	
Compensation and Benefits	1,021
Marketing and Advertising	44
Depr and Amortization	144
Professional and Contract Services	160
Computer Ops and Data Communication	289
Occupancy	88
Regulatory	38
General Administrative and Other	428
Merger Related Expenses Total	0
Total Operating Expenses	**2,211**
Operating Income	**925**
Total Interest Income	78
Total Interest Expense	(0)
Dividend and Investment Income	39
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	1,043
Income Tax Provisions	**157**
Net Income	**885**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**885**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Bwise Beheer BV
(in thousands, unaudited)

	Year Ended December 31, 2014
ASSETS	
Current Assets:	
Cash & Equivalents	51
Investments	0
Total Receivables - Net	(82)
Current Deferred Tax	90
Current Restricted Cash	0
Other Current Assets	(818)
Margin Deposits & Default Fund	0
Total Current Assets	**(760)**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	50,628
Other Intangibles	26,468
Non Current Deferred Taxes	0
Other Long Term Assets	1,066
Total Long Term Assets	**78,162**
Total Assets	**77,402**
LIABILITIES	
Total AP and Accrued Expenses	343
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	624
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	(420)
Current Deferred Tax Liability	798
Current Liabilities	**1,344**
Total Long Term Debt	0
Non Current Deferred Tax Liability	5,886
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**5,886**
Total Liabilities	**7,230**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	80,005
Accumulated Other Comprehensive Income/(Loss)	(1,260)
Total Retained Earnings	(8,573)
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**70,172**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**70,172**
Total Liabilities Non Controlling Interest and Stockholders Equity	**77,402**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Bwise Beheer BV
(in thousands, unaudited)

	Year Ended December 31, 2014
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	102
Total Revenues	102
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less Cost of Revenues	102
Operating Expenses:	
Compensation and Benefits	297
Marketing and Advertising	0
Depr and Amortization	3,286
Professional and Contract Services	142
Computer Ops and Data Communication	1
Occupancy	(4)
Regulatory	0
General Administrative and Other	(450)
Merger Related Expenses Total	610
Total Operating Expenses	3,881
Operating Income	(3,779)
Total Interest Income	0
Total Interest Expense	1
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(3,778)
Income Tax Provisions	(1,062)
Net Income	(2,716)
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	(2,716)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Bwise BV
(in thousands, unaudited)

	Year Ended December 31, 2014
ASSETS	
Current Assets:	
Cash & Equivalents	2,152
Investments	0
Total Receivables - Net	10,166
Current Deferred Tax	1,196
Current Restricted Cash	174
Other Current Assets	620
Margin Deposits & Default Fund	0
Total Current Assets	**14,307**
Long Term Assets:	
Total Property and Equipment - Net	2,205
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	5
Total Long Term Assets	**2,210**
Total Assets	**16,517**
LIABILITIES	
Total AP and Accrued Expenses	2,023
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	1,553
Deferred Revenue	4,715
Current Portion Capital Leases	0
Other Accrued Liabilities	8,729
Current Deferred Tax Liability	0
Current Liabilities	**17,020**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**17,020**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	9,547
Accumulated Other Comprehensive Income/(Loss)	811
Total Retained Earnings	(10,862)
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**(504)**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**(504)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**16,517**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Bwise BV
(in thousands, unaudited)

	Year Ended December 31, 2014
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	16,873
Other Revenues	1,645
Total Revenues	**18,518**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**18,518**
Operating Expenses:	
Compensation and Benefits	10,907
Marketing and Advertising	421
Depr and Amortization	335
Professional and Contract Services	3,931
Computer Ops and Data Communication	1,244
Occupancy	755
Regulatory	0
General Administrative and Other	3,747
Merger Related Expenses Total	168
Total Operating Expenses	**21,507**
Operating Income	**(2,990)**
Total Interest Income	4
Total Interest Expense	(44)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(3,030)
Income Tax Provisions	**(682)**
Net Income	**(2,348)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	(2,348)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Bwise Development BV
(in thousands, unaudited)

	Year Ended December 31, 2014
ASSETS	
Current Assets:	
Cash & Equivalents	1
Investments	0
Total Receivables - Net	(1,863)
Current Deferred Tax	1,172
Current Restricted Cash	0
Other Current Assets	5
Margin Deposits & Default Fund	0
Total Current Assets	(685)
Long Term Assets:	
Total Property and Equipment - Net	4,397
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	4,397
Total Assets	3,712
LIABILITIES	
Total AP and Accrued Expenses	90
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	659
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	1,762
Current Deferred Tax Liability	0
Current Liabilities	2,510
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	0
Total Liabilities	2,510
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	(2,743)
Accumulated Other Comprehensive Income/(Loss)	(331)
Total Retained Earnings	4,276
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	1,202
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	1,202
Total Liabilities Non Controlling Interest and Stockholders Equity	3,712

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Bwise Development BV
(in thousands, unaudited)

	Year Ended December 31, 2014
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	4,467
Other Revenues	0
Total Revenues	4,467
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less Cost of Revenues	4,467
Operating Expenses:	
Compensation and Benefits	(300)
Marketing and Advertising	48
Depr and Amortization	540
Professional and Contract Services	3
Computer Ops and Data Communication	29
Occupancy	30
Regulatory	0
General Administrative and Other	(42)
Merger Related Expenses Total	0
Total Operating Expenses	307
Operating Income	4,160
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	4,160
Income Tax Provisions	917
Net Income	3,243
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	3,243

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Bwise Germany GmbH
(in thousands, unaudited)

	Year Ended December 31, 2014
ASSETS	
Current Assets:	
Cash & Equivalents	308
Investments	0
Total Receivables - Net	4,101
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	(218)
Margin Deposits & Default Fund	0
Total Current Assets	**4,191**
Long Term Assets:	
Total Property and Equipment - Net	267
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**267**
Total Assets	**4,458**
LIABILITIES	
Total AP and Accrued Expenses	(3,343)
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	129
Deferred Revenue	1,696
Current Portion Capital Leases	0
Other Accrued Liabilities	84
Current Deferred Tax Liability	0
Current Liabilities	**(1,434)**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**(1,434)**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	280
Accumulated Other Comprehensive Income/(Loss)	(723)
Total Retained Earnings	6,335
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	5,892
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	5,892
Total Liabilities Non Controlling Interest and Stockholders Equity	4,458

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Bwise Germany GmbH
(in thousands, unaudited)

	Year Ended December 31, 2014
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	5,754
Other Revenues	(435)
Total Revenues	5,319
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less Cost of Revenues	5,319
Operating Expenses:	
Compensation and Benefits	1,661
Marketing and Advertising	51
Depr and Amortization	(0)
Professional and Contract Services	1,352
Computer Ops and Data Communication	28
Occupancy	72
Regulatory	0
General Administrative and Other	520
Merger Related Expenses Total	0
Total Operating Expenses	3,685
Operating Income	1,634
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	1,634
Income Tax Provisions	332
Net Income	1,302
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	1,302

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Bwise Holding BV
(in thousands, unaudited)

	Year Ended December 31, 2014
ASSETS	
Current Assets:	
Cash & Equivalents	6
Investments	0
Total Receivables - Net	134
Current Deferred Tax	6
Current Restricted Cash	0
Other Current Assets	(2)
Margin Deposits & Default Fund	0
Total Current Assets	**143**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	(0)
Non Current Deferred Taxes	0
Other Long Term Assets	4,389
Total Long Term Assets	**4,389**
Total Assets	**4,532**
LIABILITIES	
Total AP and Accrued Expenses	3,455
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	0
Current Deferred Tax Liability	0
Current Liabilities	**3,455**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**3,455**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	1,066
Accumulated Other Comprehensive Income/(Loss)	(56)
Total Retained Earnings	67
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	1,077
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	1,077
Total Liabilities Non Controlling Interest and Stockholders Equity	4,532

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Bwise Holding BV
(in thousands, unaudited)

	Year Ended December 31, 2014
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	1
Computer Ops and Data Communication	0
Occupancy	16
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**17**
Operating Income	**(17)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	**(17)**
Income Tax Provisions	**(0)**
Net Income	**(16)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**(16)**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Bwise U.K.Ltd
(in thousands, unaudited)

	Year Ended December 31, 2014
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	2
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	**2**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**2**
LIABILITIES	
Total AP and Accrued Expenses	387
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	0
Current Deferred Tax Liability	0
Current Liabilities	**387**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**387**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	(381)
Accumulated Other Comprehensive Income/(Loss)	(4)
Total Retained Earnings	0
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**(385)**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**(385)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**2**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Bwise U.K.Ltd
(in thousands, unaudited)

	Year Ended December 31, 2014
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	**0**
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	**0**
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	0
Income Tax Provisions	**0**
Net Income	**0**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**0**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - "Central Depository of Armenia" Open Joint Stock Compan
(in thousands, unaudited)

	Year Ended December 31, 2014
ASSETS	
Current Assets:	
Cash & Equivalents	341
Investments	0
Total Receivables - Net	47
Current Deferred Tax	22
Current Restricted Cash	0
Other Current Assets	60
Margin Deposits & Default Fund	0
Total Current Assets	470
Long Term Assets:	
Total Property and Equipment - Net	81
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	81
Total Assets	551
LIABILITIES	
Total AP and Accrued Expenses	9
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	21
Deferred Revenue	5
Current Portion Capital Leases	0
Other Accrued Liabilities	171
Current Deferred Tax Liability	18
Current Liabilities	224
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	0
Total Liabilities	224
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	680
Accumulated Other Comprehensive Income/(Loss)	(486)
Total Retained Earnings	133
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	327
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	327
Total Liabilities Non Controlling Interest and Stockholders Equity	551

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - "Central Depository of Armenia" Open Joint Stock Compan
(in thousands, unaudited)

	Year Ended December 31, 2014
REVENUE	
Market Services Revenues	624
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**624**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**624**
Operating Expenses:	
Compensation and Benefits	256
Marketing and Advertising	2
Depr and Amortization	23
Professional and Contract Services	35
Computer Ops and Data Communication	46
Occupancy	29
Regulatory	2
General Administrative and Other	117
Merger Related Expenses Total	0
Total Operating Expenses	**509**
Operating Income	**115**
Total Interest Income	23
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	138
Income Tax Provisions	**39**
Net Income	**100**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**100**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Clearing Control CC AB
(in thousands, unaudited)

	Year Ended December 31, 2014
ASSETS	
Current Assets:	
Cash & Equivalents	28
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	1
Margin Deposits & Default Fund	0
Total Current Assets	29
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	0
Total Assets	29
LIABILITIES	
Total AP and Accrued Expenses	1
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	24
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	(23)
Current Deferred Tax Liability	0
Current Liabilities	3
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	0
Total Liabilities	3
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/(Loss)	13
Total Retained Earnings	14
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	27
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	27
Total Liabilities Non Controlling Interest and Stockholders Equity	29

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Clearing Control CC AB
(in thousands, unaudited)

	Year Ended December 31, 2014
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization·	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	0
Income Tax Provisions	**0**
Net Income	**0**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**0**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Egypt for Information Dissemination Company
(in thousands, unaudited)

	Year Ended December 31, 2014
ASSETS	
Current Assets:	
Cash & Equivalents	1
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	**1**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	1,807
Total Long Term Assets	**1,807**
Total Assets	**1,807**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	0
Current Deferred Tax Liability	0
Current Liabilities	**0**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**0**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/(Loss)	(312)
Total Retained Earnings	2,120
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	1,807
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	1,807
Total Liabilities Non Controlling Interest and Stockholders Equity	1,807

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Egypt for Information Dissemination Company
(in thousands, unaudited)

	Year Ended December 31, 2014
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	499
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	499
Income Tax Provisions	**0**
Net Income	499
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	499

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Eignarhaldsfelagid Verdbrefathing hf
(in thousands, unaudited)

	Year Ended December 31, 2014
ASSETS	
Current Assets:	
Cash & Equivalents	593
Investments	0
Total Receivables - Net	4,314
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	4,378
Margin Deposits & Default Fund	0
Total Current Assets	9,286
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	15,520
Total Long Term Assets	15,520
Total Assets	24,806
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	57
Current Deferred Tax Liability	0
Current Liabilities	57
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	0
Total Liabilities	57
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	15,950
Accumulated Other Comprehensive Income/(Loss)	(709)
Total Retained Earnings	9,508
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	24,749
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	24,749
Total Liabilities Non Controlling Interest and Stockholders Equity	24,806

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Eignarhaldsfelagid Verdbrefathing hf
(in thousands, unaudited)

	Year Ended December 31, 2014
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**(0)**
Total Interest Income	288
Total Interest Expense	0
Dividend and Investment Income	25
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	312
Income Tax Provisions	63
Net Income	250
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	250

The NASDAQ OMX Group, Inc.
Unconsolidated Financial Statements - European Central Counterparty N.V
(in thousands, unaudited)

Note: European Central Counterparty N.V is not a fully owned entity and therefore is not included.

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - FTEN Europe Ltd
(in thousands, unaudited)

	Year Ended December 31, 2014
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	130
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	**130**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**130**
LIABILITIES	
Total AP and Accrued Expenses	81
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	0
Current Deferred Tax Liability	0
Current Liabilities	**81**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**81**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	244
Accumulated Other Comprehensive Income/(Loss)	(20)
Total Retained Earnings	(176)
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**48**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**48**
Total Liabilities Non Controlling Interest and Stockholders Equity	130

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - FTEN Europe Ltd
(in thousands, unaudited)

	Year Ended December 31, 2014
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	(11)
Merger Related Expenses Total	0
Total Operating Expenses	**(11)**
Operating Income	**11**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	11
Income Tax Provisions	**0**
Net Income	**11**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	11

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Hugin AS
(in thousands, unaudited)

	Year Ended December 31, 2014
ASSETS	
Current Assets:	
Cash & Equivalents	168
Investments	0
Total Receivables - Net	2,654
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	**2,822**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	471
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**471**
Total Assets	**3,293**
LIABILITIES	
Total AP and Accrued Expenses	13
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	1,626
Current Deferred Tax Liability	80
Current Liabilities	**1,720**
Total Long Term Debt	0
Non Current Deferred Tax Liability	230
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**230**
Total Liabilities	**1,950**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/(Loss)	(15)
Total Retained Earnings	1,358
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**1,343**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**1,343**
Total Liabilities Non Controlling Interest and Stockholders Equity	**3,293**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Hugin AS
(in thousands, unaudited)

	Year Ended December 31, 2014
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	(27)
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	(1,490)
Total Operating Expenses	**(1,517)**
Operating Income	1,517
Total Interest Income	628
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	2,145
Income Tax Provisions	1,490
Net Income	655
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	655

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Indxis Ltd
(in thousands, unaudited)

	Year Ended December 31, 2014
ASSETS	
Current Assets:	
Cash & Equivalents	82
Investments	0
Total Receivables - Net	2,503
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	62
Margin Deposits & Default Fund	0
Total Current Assets	**2,647**
Long Term Assets:	
Total Property and Equipment - Net	996
Goodwill	2,147
Other Intangibles	639
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**3,782**
Total Assets	**6,429**
LIABILITIES	
Total AP and Accrued Expenses	2,851
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	82
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	1,059
Current Deferred Tax Liability	55
Current Liabilities	**4,047**
Total Long Term Debt	0
Non Current Deferred Tax Liability	99
Non-current deferred revenue	0
All Other Long Term Liabilities	203
Long Term Liabilities	**302**
Total Liabilities	**4,350**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	2,743
Accumulated Other Comprehensive Income/(Loss)	(60)
Total Retained Earnings	(605)
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**2,079**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**2,079**
Total Liabilities Non Controlling Interest and Stockholders Equity	**6,429**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Indxis Ltd
(in thousands, unaudited)

	Year Ended December 31, 2014
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	722
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	1,619
Total Revenues	**2,341**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**2,341**
Operating Expenses:	
Compensation and Benefits	404
Marketing and Advertising	0
Depr and Amortization	269
Professional and Contract Services	311
Computer Ops and Data Communication	73
Occupancy	93
Regulatory	0
General Administrative and Other	404
Merger Related Expenses Total	(1)
Total Operating Expenses	**1,553**
Operating Income	**788**
Total Interest Income	0
Total Interest Expense	(10)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	778
Income Tax Provisions	**(38)**
Net Income	**816**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	816

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Lithuanian Central Securities Depositary
(in thousands, unaudited)

	Year Ended December 31, 2014
ASSETS	
Current Assets:	
Cash & Equivalents	1,324
Investments	0
Total Receivables - Net	115
Current Deferred Tax	18
Current Restricted Cash	0
Other Current Assets	2
Margin Deposits & Default Fund	0
Total Current Assets	**1,459**
Long Term Assets:	
Total Property and Equipment - Net	331
Goodwill	4,942
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**5,273**
Total Assets	**6,732**
LIABILITIES	
Total AP and Accrued Expenses	41
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	81
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	13
Current Deferred Tax Liability	0
Current Liabilities	**134**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**134**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	4,933
Accumulated Other Comprehensive Income/(Loss)	(653)
Total Retained Earnings	2,317
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**6,598**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**6,598**
Total Liabilities Non Controlling Interest and Stockholders Equity	**6,732**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Lithuanian Central Securities Depositary
(in thousands, unaudited)

	Year Ended December 31, 2014
REVENUE	
Market Services Revenues	1,668
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	30
Total Revenues	1,698
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less Cost of Revenues	1,698
Operating Expenses:	
Compensation and Benefits	593
Marketing and Advertising	10
Depr and Amortization	27
Professional and Contract Services	161
Computer Ops and Data Communication	196
Occupancy	75
Regulatory	35
General Administrative and Other	125
Merger Related Expenses Total	0
Total Operating Expenses	1,221
Operating Income	477
Total Interest Income	5
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	482
Income Tax Provisions	75
Net Income	408
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	408

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Nasdaq Canada Inc
(in thousands, unaudited)

	Year Ended December 31, 2014
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	8,340
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	**8,340**
Long Term Assets:	
Total Property and Equipment - Net	13
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**13**
Total Assets	**8,353**
LIABILITIES	
Total AP and Accrued Expenses	7,642
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	551
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	0
Current Deferred Tax Liability	0
Current Liabilities	**8,193**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**8,193**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	2,136
Accumulated Other Comprehensive Income/(Loss)	43
Total Retained Earnings	(2,019)
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**160**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**160**
Total Liabilities Non Controlling Interest and Stockholders Equity	**8,353**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Nasdaq Canada Inc
(in thousands, unaudited)

	Year Ended December 31, 2014
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	4,581
Total Revenues	4,581
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less Cost of Revenues	4,581
Operating Expenses:	
Compensation and Benefits	2,819
Marketing and Advertising	28
Depr and Amortization	0
Professional and Contract Services	445
Computer Ops and Data Communication	27
Occupancy	735
Regulatory	0
General Administrative and Other	358
Merger Related Expenses Total	36
Total Operating Expenses	4,448
Operating Income	133
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	133
Income Tax Provisions	16
Net Income	117
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	117

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Nasdaq International Ltd
(in thousands, unaudited)

	Year Ended December 31, 2014
ASSETS	
Current Assets:	
Cash & Equivalents	3,821
Investments	0
Total Receivables - Net	8,685
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	1,162
Margin Deposits & Default Fund	0
Total Current Assets	**13,668**
Long Term Assets:	
Total Property and Equipment - Net	797
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	797
Total Assets	14,466
LIABILITIES	
Total AP and Accrued Expenses	3,820
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	570
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	422
Current Deferred Tax Liability	0
Current Liabilities	**4,812**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**4,813**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/(Loss)	(483)
Total Retained Earnings	10,136
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	9,653
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	9,653
Total Liabilities Non Controlling Interest and Stockholders Equity	14,466

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Nasdaq International Ltd
(in thousands, unaudited)

	Year Ended December 31, 2014
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	11,353
Total Revenues	**11,353**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**11,353**
Operating Expenses:	
Compensation and Benefits	5,877
Marketing and Advertising	435
Depr and Amortization	209
Professional and Contract Services	272
Computer Ops and Data Communication	23
Occupancy	(5)
Regulatory	0
General Administrative and Other	2,779
Merger Related Expenses Total	0
Total Operating Expenses	**9,590**
Operating Income	1,763
Total Interest Income	6
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	1,769
Income Tax Provisions	**66**
Net Income	**1,703**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	1,703

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - "NASDAQ OMX Armenia" Open Joint Stock Company
(in thousands, unaudited)

	Year Ended December 31, 2014
ASSETS	
Current Assets:	
Cash & Equivalents	641
Investments	0
Total Receivables - Net	4
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	156
Margin Deposits & Default Fund	0
Total Current Assets	**800**
Long Term Assets:	
Total Property and Equipment - Net	57
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	309
Total Long Term Assets	**366**
Total Assets	**1,166**
LIABILITIES	
Total AP and Accrued Expenses	(9)
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	28
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	6
Current Deferred Tax Liability	8
Current Liabilities	34
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**34**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	1,388
Accumulated Other Comprehensive Income/(Loss)	(455)
Total Retained Earnings	199
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**1,132**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**1,132**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,166**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - "NASDAQ OMX Armenia" Open Joint Stock Company
(in thousands, unaudited)

	Year Ended December 31, 2014
REVENUE	
Market Services Revenues	685
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	685
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less Cost of Revenues	685
Operating Expenses:	
Compensation and Benefits	217
Marketing and Advertising	0
Depr and Amortization	18
Professional and Contract Services	9
Computer Ops and Data Communication	6
Occupancy	20
Regulatory	2
General Administrative and Other	51
Merger Related Expenses Total	0
Total Operating Expenses	324
Operating Income	361
Total Interest Income	37
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	399
Income Tax Provisions	26
Net Income	373
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	373

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Australia Holding Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2014
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	0
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	49,146
Other Intangibles	11,344
Non Current Deferred Taxes	0
Other Long Term Assets	4,356
Total Long Term Assets	64,846
Total Assets	64,846
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	0
Current Deferred Tax Liability	262
Current Liabilities	262
Total Long Term Debt	0
Non Current Deferred Tax Liability	3,141
Non-current deferred revenue	0
All Other Long Term Liabilities	1,580
Long Term Liabilities	4,721
Total Liabilities	4,983
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	76,468
Accumulated Other Comprehensive Income/(Loss)	(4,785)
Total Retained Earnings	(11,820)
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	59,863
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	59,863
Total Liabilities Non Controlling Interest and Stockholders Equity	64,846

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Australia Holding Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2014
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	964
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	964
Operating Income	(964)
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(964)
Income Tax Provisions	**(627)**
Net Income	**(337)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	(337)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Broker Services AB
(in thousands, unaudited)

	Year Ended December 31, 2014
ASSETS	
Current Assets:	
Cash & Equivalents	8,727
Investments	7,695
Total Receivables - Net	2,038
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	4
Margin Deposits & Default Fund	0
Total Current Assets	18,464
Long Term Assets:	
Total Property and Equipment - Net	14
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	(25)
Other Long Term Assets	160
Total Long Term Assets	149
Total Assets	18,613
LIABILITIES	
Total AP and Accrued Expenses	555
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	406
Deferred Revenue	887
Current Portion Capital Leases	0
Other Accrued Liabilities	215
Current Deferred Tax Liability	21
Current Liabilities	2,085
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	0
Total Liabilities	2,085
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	14,283
Accumulated Other Comprehensive Income/(Loss)	(2,957)
Total Retained Earnings	5,203
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	16,528
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	16,528
Total Liabilities Non Controlling Interest and Stockholders Equity	18,613

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Broker Services AB
(in thousands, unaudited)

	Year Ended December 31, 2014
REVENUE	
Market Services Revenues	19,599
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	19,599
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less Cost of Revenues	19,599
Operating Expenses:	
Compensation and Benefits	2,146
Marketing and Advertising	12
Depr and Amortization	0
Professional and Contract Services	589
Computer Ops and Data Communication	11,385
Occupancy	115
Regulatory	0
General Administrative and Other	370
Merger Related Expenses Total	0
Total Operating Expenses	14,617
Operating Income	4,982
Total Interest Income	83
Total Interest Expense	(11)
Dividend and Investment Income	(4,464)
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	589
Income Tax Provisions	108
Net Income	481
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	481

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Clearing AB
(in thousands, unaudited)

	Year Ended December 31, 2014
ASSETS	
Current Assets:	
Cash & Equivalents	96,371
Investments	116,712
Total Receivables - Net	1,025
Current Deferred Tax	0
Current Restricted Cash	25,058
Other Current Assets	8,307
Margin Deposits & Default Fund	2,193,628
Total Current Assets	**2,441,099**
Long Term Assets:	
Total Property and Equipment - Net	3,386
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	(120)
Other Long Term Assets	658,414
Total Long Term Assets	**661,679**
Total Assets	**3,102,779**
LIABILITIES	
Total AP and Accrued Expenses	14,479
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	1,032
Deferred Revenue	(81)
Current Portion Capital Leases	0
Other Accrued Liabilities	2,221,401
Current Deferred Tax Liability	254
Current Liabilities	**2,237,085**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	165
Long Term Liabilities	**165**
Total Liabilities	**2,237,250**
EQUITY	
Common Stock Total	28,069
Common Stock in Treasury Total	0
Additional Paid in Capital	1,112,909
Accumulated Other Comprehensive Income/(Loss)	198,978
Total Retained Earnings	(474,428)
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**865,529**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**865,529**
Total Liabilities Non Controlling Interest and Stockholders Equity	**3,102,779**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Clearing AB
(in thousands, unaudited)

	Year Ended December 31, 2014
REVENUE	
Market Services Revenues	51,759
Global Listing Services	0
Global Information Services	1,146
Corporate Solutions	0
Market Technology Revenues	1
Other Revenues	0
Total Revenues	**52,906**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**52,906**
Operating Expenses:	
Compensation and Benefits	7,428
Marketing and Advertising	58
Depr and Amortization	852
Professional and Contract Services	2,940
Computer Ops and Data Communication	17,678
Occupancy	293
Regulatory	440
General Administrative and Other	5,750
Merger Related Expenses Total	229
Total Operating Expenses	**35,669**
Operating Income	**17,237**
Total Interest Income	1,452
Total Interest Expense	(437)
Dividend and Investment Income	(5,944)
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	12,308
Income Tax Provisions	**2,603**
Net Income	**9,705**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**9,705**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Copenhagen A/S
(in thousands, unaudited)

	Year Ended December 31, 2014
ASSETS	
Current Assets:	
Cash & Equivalents	692
Investments	0
Total Receivables - Net	5,383
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	41,792
Margin Deposits & Default Fund	0
Total Current Assets	47,868
Long Term Assets:	
Total Property and Equipment - Net	211
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	86
Other Long Term Assets	377
Total Long Term Assets	674
Total Assets	48,542
LIABILITIES	
Total AP and Accrued Expenses	1,628
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	1,963
Deferred Revenue	271
Current Portion Capital Leases	0
Other Accrued Liabilities	33
Current Deferred Tax Liability	0
Current Liabilities	3,895
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	8,399
Long Term Liabilities	8,399
Total Liabilities	12,294
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	52,129
Accumulated Other Comprehensive Income/(Loss)	(4,731)
Total Retained Earnings	(11,150)
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	36,248
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	36,248
Total Liabilities Non Controlling Interest and Stockholders Equity	48,542

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Copenhagen A/S
(in thousands, unaudited)

	Year Ended December 31, 2014
REVENUE	
Market Services Revenues	17,510
Global Listing Services	14,753
Global Information Services	18,975
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	4,157
Total Revenues	55,394
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less Cost of Revenues	55,394
Operating Expenses:	
Compensation and Benefits	8,152
Marketing and Advertising	180
Depr and Amortization	136
Professional and Contract Services	2,203
Computer Ops and Data Communication	4,603
Occupancy	976
Regulatory	770
General Administrative and Other	1,725
Merger Related Expenses Total	(32)
Total Operating Expenses	18,714
Operating Income	36,680
Total Interest Income	329
Total Interest Expense	(0)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	37,009
Income Tax Provisions	9,142
Net Income	27,867
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	27,867

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Corporate Solutions (India) Private Limited
(in thousands, unaudited)

	Year Ended December 31, 2014
ASSETS	
Current Assets:	
Cash & Equivalents	228
Investments	0
Total Receivables - Net	150
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	444
Margin Deposits & Default Fund	0
Total Current Assets	822
Long Term Assets:	
Total Property and Equipment - Net	694
Goodwill	1,200
Other Intangibles	(0)
Non Current Deferred Taxes	187
Other Long Term Assets	454
Total Long Term Assets	2,534
Total Assets	3,356
LIABILITIES	
Total AP and Accrued Expenses	1,252
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	432
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	1,408
Current Deferred Tax Liability	0
Current Liabilities	3,092
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	0
Total Liabilities	3,092
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	1,498
Accumulated Other Comprehensive Income/(Loss)	1
Total Retained Earnings	(1,235)
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	264
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	264
Total Liabilities Non Controlling Interest and Stockholders Equity	3,356

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Corporate Solutions (India) Private Limited
(in thousands, unaudited)

	Year Ended December 31, 2014
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	5,184
Total Revenues	**5,184**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	5,184
Operating Expenses:	
Compensation and Benefits	2,575
Marketing and Advertising	2
Depr and Amortization	105
Professional and Contract Services	1,793
Computer Ops and Data Communication	461
Occupancy	612
Regulatory	0
General Administrative and Other	549
Merger Related Expenses Total	10
Total Operating Expenses	**6,107**
Operating Income	(923)
Total Interest Income	0
Total Interest Expense	(3)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(927)
Income Tax Provisions	**(173)**
Net Income	**(753)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	(753)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Corporate Solutions International Limited
(in thousands, unaudited)

	Year Ended December 31, 2014
ASSETS	
Current Assets:	
Cash & Equivalents	3,068
Investments	0
Total Receivables - Net	18,598
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	3,260
Margin Deposits & Default Fund	0
Total Current Assets	**24,925**
Long Term Assets:	
Total Property and Equipment - Net	4,517
Goodwill	105,611
Other Intangibles	20,490
Non Current Deferred Taxes	0
Other Long Term Assets	416
Total Long Term Assets	**131,034**
Total Assets	**155,959**
LIABILITIES	
Total AP and Accrued Expenses	3,043
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	1,172
Deferred Revenue	13,609
Current Portion Capital Leases	0
Other Accrued Liabilities	27,129
Current Deferred Tax Liability	0
Current Liabilities	**44,953**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	2,865
Long Term Liabilities	**2,865**
Total Liabilities	**47,818**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	136,691
Accumulated Other Comprehensive Income/(Loss)	3,373
Total Retained Earnings	(31,923)
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**108,142**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**108,142**
Total Liabilities Non Controlling Interest and Stockholders Equity	**155,959**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Corporate Solutions International Limited
(in thousands, unaudited)

	Year Ended December 31, 2014
REVENUE	
Market Services Revenues	(0)
Global Listing Services	0
Global Information Services	1
Corporate Solutions	67,911
Market Technology Revenues	0
Other Revenues	8,213
Total Revenues	**76,124**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**76,124**
Operating Expenses:	
Compensation and Benefits	8,940
Marketing and Advertising	116
Depr and Amortization	2,974
Professional and Contract Services	49,953
Computer Ops and Data Communication	5,659
Occupancy	3,526
Regulatory	0
General Administrative and Other	7,391
Merger Related Expenses Total	14,343
Total Operating Expenses	**92,903**
Operating Income	**(16,779)**
Total Interest Income	0
Total Interest Expense	(227)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	(106)
FX Operating	0
Net Income Before Taxes	(17,112)
Income Tax Provisions	**(871)**
Net Income	**(16,241)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	(16,241)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Derivatives A/S
(in thousands, unaudited)

	Year Ended December 31, 2014
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	**0**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**0**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	0
Current Deferred Tax Liability	0
Current Liabilities	**0**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**0**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	159
Accumulated Other Comprehensive Income/(Loss)	36
Total Retained Earnings	(195)
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**0**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**0**
Total Liabilities Non Controlling Interest and Stockholders Equity	**0**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Derivatives A/S
(in thousands, unaudited)

	Year Ended December 31, 2014
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	3
Depr and Amortization	0
Professional and Contract Services	(5)
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	64
Merger Related Expenses Total	0
Total Operating Expenses	**61**
Operating Income	**(61)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(61)
Income Tax Provisions	(16)
Net Income	(45)
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	(45)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Exchange and Clearing Services AB
(in thousands, unaudited)

	Year Ended December 31, 2014
ASSETS	
Current Assets:	
Cash & Equivalents	(16,609)
Investments	0
Total Receivables - Net	6,378
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	290
Margin Deposits & Default Fund	0
Total Current Assets	**(9,942)**
Long Term Assets:	
Total Property and Equipment - Net	19,475
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	10
Other Long Term Assets	0
Total Long Term Assets	**19,485**
Total Assets	9,544
LIABILITIES	
Total AP and Accrued Expenses	980
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	4,992
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	(2,264)
Current Deferred Tax Liability	710
Current Liabilities	4,418
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	0
Total Liabilities	4,418
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	142
Accumulated Other Comprehensive Income/(Loss)	(1,038)
Total Retained Earnings	6,021
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	5,125
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	5,125
Total Liabilities Non Controlling Interest and Stockholders Equity	9,544

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Exchange and Clearing Services AB
(in thousands, unaudited)

	Year Ended December 31, 2014
REVENUE	
Market Services Revenues	4
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	57,974
Other Revenues	0
Total Revenues	57,978
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less Cost of Revenues	57,978
Operating Expenses:	
Compensation and Benefits	17,023
Marketing and Advertising	14
Depr and Amortization	4,505
Professional and Contract Services	3,013
Computer Ops and Data Communication	26,190
Occupancy	1,550
Regulatory	0
General Administrative and Other	635
Merger Related Expenses Total	19
Total Operating Expenses	52,948
Operating Income	5,029
Total Interest Income	(1)
Total Interest Expense	(182)
Dividend and Investment Income	(2,290)
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	2,557
Income Tax Provisions	552
Net Income	2,005
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	2,005

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Europe Ltd
(in thousands, unaudited)

	Year Ended December 31, 2014
ASSETS	
Current Assets:	
Cash & Equivalents	10,815
Investments	0
Total Receivables - Net	3,444
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	1,405
Margin Deposits & Default Fund	0
Total Current Assets	**15,664**
Long Term Assets:	
Total Property and Equipment - Net	83
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	252
Other Long Term Assets	0
Total Long Term Assets	335
Total Assets	15,999
LIABILITIES	
Total AP and Accrued Expenses	3,083
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	617
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	18
Current Deferred Tax Liability	0
Current Liabilities	**3,718**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	173
Long Term Liabilities	173
Total Liabilities	3,891
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	38,963
Accumulated Other Comprehensive Income/(Loss)	(67)
Total Retained Earnings	(26,787)
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**12,108**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**12,108**
Total Liabilities Non Controlling Interest and Stockholders Equity	15,999

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Europe Ltd
(in thousands, unaudited)

	Year Ended December 31, 2014
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	9,720
Total Revenues	**9,720**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**9,720**
Operating Expenses:	
Compensation and Benefits	4,102
Marketing and Advertising	84
Depr and Amortization	8
Professional and Contract Services	250
Computer Ops and Data Communication	182
Occupancy	111
Regulatory	0
General Administrative and Other	1,600
Merger Related Expenses Total	0
Total Operating Expenses	**6,336**
Operating Income	**3,384**
Total Interest Income	9
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	3,393
Income Tax Provisions	**(253)**
Net Income	**3,645**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	3,645

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX France SAS
(in thousands, unaudited)

	Year Ended December 31, 2014
ASSETS	
Current Assets:	
Cash & Equivalents	416
Investments	0
Total Receivables - Net	117
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	4,087
Margin Deposits & Default Fund	0
Total Current Assets	**4,620**
Long Term Assets:	
Total Property and Equipment - Net	259
Goodwill	0
Other Intangibles	(0)
Non Current Deferred Taxes	895
Other Long Term Assets	115
Total Long Term Assets	**1,268**
Total Assets	**5,887**
LIABILITIES	
Total AP and Accrued Expenses	235
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	971
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	67
Current Deferred Tax Liability	1,898
Current Liabilities	**3,171**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**3,171**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/(Loss)	(178)
Total Retained Earnings	2,894
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**2,717**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**2,717**
Total Liabilities Non Controlling Interest and Stockholders Equity	5,887

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX France SAS
(in thousands, unaudited)

	Year Ended December 31, 2014
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	6,183
Total Revenues	**6,183**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**6,183**
Operating Expenses:	
Compensation and Benefits	4,276
Marketing and Advertising	8
Depr and Amortization	75
Professional and Contract Services	100
Computer Ops and Data Communication	11
Occupancy	678
Regulatory	0
General Administrative and Other	331
Merger Related Expenses Total	466
Total Operating Expenses	**5,945**
Operating Income	**238**
Total Interest Income	1
Total Interest Expense	(0)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	239
Income Tax Provisions	**62**
Net Income	**177**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	177

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Germany GmbH
(in thousands, unaudited)

	Year Ended December 31, 2014
ASSETS	
Current Assets:	
Cash & Equivalents	273
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	1,265
Margin Deposits & Default Fund	0
Total Current Assets	1,538
Long Term Assets:	
Total Property and Equipment - Net	736
Goodwill	498
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	35
Total Long Term Assets	1,269
Total Assets	2,808
LIABILITIES	
Total AP and Accrued Expenses	946
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	614
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	69
Current Deferred Tax Liability	0
Current Liabilities	1,629
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	654
Long Term Liabilities	654
Total Liabilities	2,283
EQUITY	
Common Stock Total	(1)
Common Stock in Treasury Total	0
Additional Paid in Capital	316
Accumulated Other Comprehensive Income/(Loss)	35
Total Retained Earnings	174
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	524
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	524
Total Liabilities Non Controlling Interest and Stockholders Equity	2,808

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Germany GmbH
(in thousands, unaudited)

	Year Ended December 31, 2014
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	10,243
Total Revenues	**10,243**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**10,243**
Operating Expenses:	
Compensation and Benefits	6,655
Marketing and Advertising	34
Depr and Amortization	79
Professional and Contract Services	968
Computer Ops and Data Communication	543
Occupancy	717
Regulatory	0
General Administrative and Other	646
Merger Related Expenses Total	216
Total Operating Expenses	9,858
Operating Income	385
Total Interest Income	0
Total Interest Expense	(4)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	381
Income Tax Provisions	147
Net Income	234
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	234

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Helsinki Ltd
(in thousands, unaudited)

	Year Ended December 31, 2014
ASSETS	
Current Assets:	
Cash & Equivalents	512
Investments	0
Total Receivables - Net	4,335
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	35,257
Margin Deposits & Default Fund	0
Total Current Assets	**40,103**
Long Term Assets:	
Total Property and Equipment - Net	436
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	34
Other Long Term Assets	8,587
Total Long Term Assets	**9,057**
Total Assets	**49,161**
LIABILITIES	
Total AP and Accrued Expenses	804
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	1,258
Deferred Revenue	27
Current Portion Capital Leases	0
Other Accrued Liabilities	24,621
Current Deferred Tax Liability	0
Current Liabilities	**26,709**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**26,709**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	(7,893)
Accumulated Other Comprehensive Income/(Loss)	(11,610)
Total Retained Earnings	41,896
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**22,392**
Non Controlling Interest	59
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**22,451**
Total Liabilities Non Controlling Interest and Stockholders Equity	**49,161**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Helsinki Ltd
(in thousands, unaudited)

	Year Ended December 31, 2014
REVENUE	
Market Services Revenues	18,787
Global Listing Services	7,056
Global Information Services	15,071
Corporate Solutions	163
Market Technology Revenues	0
Other Revenues	1,748
Total Revenues	42,824
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less Cost of Revenues	42,824
Operating Expenses:	
Compensation and Benefits	4,563
Marketing and Advertising	146
Depr and Amortization	137
Professional and Contract Services	3,051
Computer Ops and Data Communication	3,927
Occupancy	791
Regulatory	440
General Administrative and Other	2,655
Merger Related Expenses Total	0
Total Operating Expenses	15,711
Operating Income	27,113
Total Interest Income	31
Total Interest Expense	(3)
Dividend and Investment Income	(25,427)
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	1,714
Income Tax Provisions	345
Net Income	1,369
Net (income) expense attributable to noncontrolling interests	(12)
Net Income attributable to NASDAQ OMX Group, Inc.	1,357

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Holding AB
(in thousands, unaudited)

	Year Ended December 31, 2014
ASSETS	
Current Assets:	
Cash & Equivalents	(3,925)
Investments	0
Total Receivables - Net	3,061,577
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	(55,528)
Margin Deposits & Default Fund	0
Total Current Assets	**3,002,124**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	4,230
Other Long Term Assets	(4,157,748)
Total Long Term Assets	**(4,153,518)**
Total Assets	**(1,151,394)**
LIABILITIES	
Total AP and Accrued Expenses	3,741
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	535
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	202
Current Deferred Tax Liability	180
Current Liabilities	**4,657**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**4,657**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	(4,145,107)
Accumulated Other Comprehensive Income/(Loss)	3,383,281
Total Retained Earnings	(394,225)
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**(1,156,051)**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**(1,156,051)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**(1,151,394)**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Holding AB
(in thousands, unaudited)

	Year Ended December 31, 2014
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	3,177
Total Revenues	3,177
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less Cost of Revenues	3,177
Operating Expenses:	
Compensation and Benefits	2,982
Marketing and Advertising	1
Depr and Amortization	0
Professional and Contract Services	359
Computer Ops and Data Communication	86
Occupancy	126
Regulatory	0
General Administrative and Other	3,382
Merger Related Expenses Total	44
Total Operating Expenses	6,979
Operating Income	(3,803)
Total Interest Income	1
Total Interest Expense	(54)
Dividend and Investment Income	127,475
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	123,620
Income Tax Provisions	11,614
Net Income	112,006
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	112,006

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Holding Denmark A/S
(in thousands, unaudited)

	Year Ended December 31, 2014
ASSETS	
Current Assets:	
Cash & Equivalents	310
Investments	0
Total Receivables - Net	942
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	46,540
Margin Deposits & Default Fund	0
Total Current Assets	**47,791**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	52,129
Total Long Term Assets	**52,129**
Total Assets	**99,920**
LIABILITIES	
Total AP and Accrued Expenses	11
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	159,249
Current Deferred Tax Liability	0
Current Liabilities	**159,260**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**159,260**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	(66,045)
Accumulated Other Comprehensive Income/(Loss)	22,234
Total Retained Earnings	(15,528)
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**(59,339)**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**(59,339)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**99,920**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Holding Denmark A/S
(in thousands, unaudited)

	Year Ended December 31, 2014
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	11
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**11**
Operating Income	**(11)**
Total Interest Income	1,103
Total Interest Expense	(6,454)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(5,362)
Income Tax Provisions	**(1,064)**
Net Income	**(4,298)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	(4,298)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Holding Luxembourg Sàrl
(in thousands, unaudited)

	Year Ended December 31, 2014
ASSETS	
Current Assets:	
Cash & Equivalents	807
Investments	0
Total Receivables - Net	137
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	1,092,614
Margin Deposits & Default Fund	0
Total Current Assets	**1,093,557**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	3,209,750
Total Long Term Assets	**3,209,750**
Total Assets	**4,303,307**
LIABILITIES	
Total AP and Accrued Expenses	202
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	14
Current Deferred Tax Liability	0
Current Liabilities	**215**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	4,147,672
Long Term Liabilities	**4,147,672**
Total Liabilities	**4,147,887**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	(223,402)
Accumulated Other Comprehensive Income/(Loss)	295,297
Total Retained Earnings	83,524
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**155,420**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**155,420**
Total Liabilities Non Controlling Interest and Stockholders Equity	4,303,307

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Holding Luxembourg Sàrl
(in thousands, unaudited)

	Year Ended December 31, 2014
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	71
Computer Ops and Data Communication	**0**
Occupancy	16
Regulatory	**0**
General Administrative and Other	9
Merger Related Expenses Total	0
Total Operating Expenses	97
Operating Income	(97)
Total Interest Income	71,593
Total Interest Expense	(12)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	71,484
Income Tax Provisions	**0**
Net Income	**71,484**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	71,484

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Iceland hf
(in thousands, unaudited)

	Year Ended December 31, 2014
ASSETS	
Current Assets:	
Cash & Equivalents	1,319
Investments	0
Total Receivables - Net	462
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	4,934
Margin Deposits & Default Fund	0
Total Current Assets	6,715
Long Term Assets:	
Total Property and Equipment - Net	14
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	(4)
Other Long Term Assets	1
Total Long Term Assets	11
Total Assets	6,726
LIABILITIES	
Total AP and Accrued Expenses	3,023
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	380
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	11
Current Deferred Tax Liability	27
Current Liabilities	3,441
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	0
Total Liabilities	3,441
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	10,890
Accumulated Other Comprehensive Income/(Loss)	(6,429)
Total Retained Earnings	(1,175)
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	3,285
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	3,285
Total Liabilities Non Controlling Interest and Stockholders Equity	6,726

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Iceland hf
(in thousands, unaudited)

	Year Ended December 31, 2014
REVENUE	
Market Services Revenues	2,353
Global Listing Services	1,168
Global Information Services	212
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	204
Total Revenues	3,937
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less Cost of Revenues	3,937
Operating Expenses:	
Compensation and Benefits	2,349
Marketing and Advertising	57
Depr and Amortization	4
Professional and Contract Services	151
Computer Ops and Data Communication	778
Occupancy	215
Regulatory	34
General Administrative and Other	221
Merger Related Expenses Total	0
Total Operating Expenses	3,808
Operating Income	128
Total Interest Income	329
Total Interest Expense	(2)
Dividend and Investment Income	34
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	488
Income Tax Provisions	31
Net Income	458
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	458

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Korea Ltd
(in thousands, unaudited)

	Year Ended December 31, 2014
ASSETS	
Current Assets:	
Cash & Equivalents	1,211
Investments	0
Total Receivables - Net	386
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	22
Margin Deposits & Default Fund	0
Total Current Assets	**1,619**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	1,619
LIABILITIES	
Total AP and Accrued Expenses	20
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	17
Deferred Revenue	350
Current Portion Capital Leases	0
Other Accrued Liabilities	322
Current Deferred Tax Liability	0
Current Liabilities	709
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	709
EQUITY	
Common Stock Total	93
Common Stock in Treasury Total	0
Additional Paid in Capital	3
Accumulated Other Comprehensive Income/(Loss)	(40)
Total Retained Earnings	854
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	910
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	910
Total Liabilities Non Controlling Interest and Stockholders Equity	1,619

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ OMX Korea Ltd
(in thousands, unaudited)

	Year Ended December 31, 2014
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	1,270
Market Technology Revenues	0
Other Revenues	0
Total Revenues	1,270
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less Cost of Revenues	1,270
Operating Expenses:	
Compensation and Benefits	302
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	58
Computer Ops and Data Communication	2
Occupancy	57
Regulatory	0
General Administrative and Other	(11)
Merger Related Expenses Total	0
Total Operating Expenses	407
Operating Income	862
Total Interest Income	0
Total Interest Expense	(1)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	862
Income Tax Provisions	239
Net Income	623
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	623

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX NLX Ltd
(in thousands, unaudited)

	Year Ended December 31, 2014
ASSETS	
Current Assets:	
Cash & Equivalents	9,437
Investments	0
Total Receivables - Net	607
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	13,754
Margin Deposits & Default Fund	0
Total Current Assets	23,797
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	23,797
LIABILITIES	
Total AP and Accrued Expenses	6,958
SEC 31a Payable to the SEC	**0**
Accrued Personnel Costs	781
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	0
Current Deferred Tax Liability	0
Current Liabilities	7,739
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	7,739
EQUITY	
Common Stock Total	(40)
Common Stock in Treasury Total	0
Additional Paid in Capital	76,972
Accumulated Other Comprehensive Income/(Loss)	2,044
Total Retained Earnings	(62,918)
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**16,058**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**16,058**
Total Liabilities Non Controlling Interest and Stockholders Equity	23,797

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX NLX Ltd
(in thousands, unaudited)

	Year Ended December 31, 2014
REVENUE	
Market Services Revenues	(8,240)
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**(8,240)**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**(8,240)**
Operating Expenses:	
Compensation and Benefits	5,714
Marketing and Advertising	672
Depr and Amortization	0
Professional and Contract Services	3,947
Computer Ops and Data Communication	32
Occupancy	41
Regulatory	0
General Administrative and Other	9,365
Merger Related Expenses Total	56
Total Operating Expenses	**19,828**
Operating Income	**(28,068)**
Total Interest Income	55
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(28,013)
Income Tax Provisions	**0**
Net Income	**(28,013)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**(28,013)**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Nordic Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2014
ASSETS	
Current Assets:	
Cash & Equivalents	401
Investments	0
Total Receivables - Net	9,480
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	46,210
Margin Deposits & Default Fund	0
Total Current Assets	**56,090**
Long Term Assets:	
Total Property and Equipment - Net	156
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	(569)
Other Long Term Assets	833,158
Total Long Term Assets	**832,746**
Total Assets	**888,836**
LIABILITIES	
Total AP and Accrued Expenses	15,050
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	440
Deferred Revenue	3,170
Current Portion Capital Leases	0
Other Accrued Liabilities	30,015
Current Deferred Tax Liability	0
Current Liabilities	**48,675**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**48,675**
EQUITY	
Common Stock Total	42,121
Common Stock in Treasury Total	0
Additional Paid in Capital	1,104,359
Accumulated Other Comprehensive Income/(Loss)	46,098
Total Retained Earnings	(352,574)
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**840,004**
Non Controlling Interest	157
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**840,161**
Total Liabilities Non Controlling Interest and Stockholders Equity	**888,836**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Nordic Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2014
REVENUE	
Market Services Revenues	(0)
Global Listing Services	23
Global Information Services	0
Corporate Solutions	11,792
Market Technology Revenues	0
Other Revenues	2,351
Total Revenues	**14,166**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**14,166**
Operating Expenses:	
Compensation and Benefits	2,008
Marketing and Advertising	13
Depr and Amortization	91
Professional and Contract Services	3,161
Computer Ops and Data Communication	1,154
Occupancy	478
Regulatory	10
General Administrative and Other	488
Merger Related Expenses Total	34
Total Operating Expenses	**7,437**
Operating Income	**6,729**
Total Interest Income	76
Total Interest Expense	(56)
Dividend and Investment Income	(5,491)
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	1,259
Income Tax Provisions	**289**
Net Income	**970**
Net (income) expense attributable to noncontrolling interests	(33)
Net Income attributable to NASDAQ OMX Group, Inc.	**936**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Oslo ASA
(in thousands, unaudited)

	Year Ended December 31, 2014
ASSETS	
Current Assets:	
Cash & Equivalents	835
Investments	0
Total Receivables - Net	5,131
Current Deferred Tax	98
Current Restricted Cash	0
Other Current Assets	26,357
Margin Deposits & Default Fund	0
Total Current Assets	32,421
Long Term Assets:	
Total Property and Equipment - Net	568
Goodwill	156,309
Other Intangibles	53,675
Non Current Deferred Taxes	(6)
Other Long Term Assets	1,233
Total Long Term Assets	211,778
Total Assets	244,200
LIABILITIES	
Total AP and Accrued Expenses	1,255
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	1,236
Deferred Revenue	(4)
Current Portion Capital Leases	0
Other Accrued Liabilities	5,824
Current Deferred Tax Liability	111
Current Liabilities	8,422
Total Long Term Debt	0
Non Current Deferred Tax Liability	14,304
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	14,304
Total Liabilities	22,726
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	657,950
Accumulated Other Comprehensive Income/(Loss)	(484,008)
Total Retained Earnings	47,533
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	221,474
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	221,474
Total Liabilities Non Controlling Interest and Stockholders Equity	244,200

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Oslo ASA
(in thousands, unaudited)

	Year Ended December 31, 2014
REVENUE	
Market Services Revenues	35,815
Global Listing Services	0
Global Information Services	1,486
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	1,606
Total Revenues	**38,907**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**38,907**
Operating Expenses:	
Compensation and Benefits	4,739
Marketing and Advertising	459
Depr and Amortization	4,518
Professional and Contract Services	3,011
Computer Ops and Data Communication	5,540
Occupancy	968
Regulatory	130
General Administrative and Other	973
Merger Related Expenses Total	1,504
Total Operating Expenses	**21,843**
Operating Income	17,063
Total Interest Income	603
Total Interest Expense	(14)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	17,652
Income Tax Provisions	**6,185**
Net Income	**11,467**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	11,467

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Riga, AS
(in thousands, unaudited)

	Year Ended December 31, 2014
ASSETS	
Current Assets:	
Cash & Equivalents	1,855
Investments	0
Total Receivables - Net	113
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	17
Margin Deposits & Default Fund	0
Total Current Assets	**1,985**
Long Term Assets:	
Total Property and Equipment - Net	25
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	6
Other Long Term Assets	573
Total Long Term Assets	**604**
Total Assets	**2,588**
LIABILITIES	
Total AP and Accrued Expenses	26
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	53
Deferred Revenue	4
Current Portion Capital Leases	0
Other Accrued Liabilities	35
Current Deferred Tax Liability	0
Current Liabilities	**119**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**119**
EQUITY	
Common Stock Total	1,402
Common Stock in Treasury Total	0
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/(Loss)	(241)
Total Retained Earnings	1,309
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**2,470**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**2,470**
Total Liabilities Non Controlling Interest and Stockholders Equity	**2,588**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ OMX Riga, AS
(in thousands, unaudited)

	Year Ended December 31, 2014
REVENUE	
Market Services Revenues	328
Global Listing Services	526
Global Information Services	26
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	638
Total Revenues	**1,517**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**1,517**
Operating Expenses:	
Compensation and Benefits	428
Marketing and Advertising	26
Depr and Amortization	10
Professional and Contract Services	105
Computer Ops and Data Communication	226
Occupancy	58
Regulatory	26
General Administrative and Other	101
Merger Related Expenses Total	0
Total Operating Expenses	**980**
Operating Income	537
Total Interest Income	2
Total Interest Expense	(0)
Dividend and Investment Income	9
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	548
Income Tax Provisions	**86**
Net Income	**462**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	462

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX (South East Asia & Pacific) Pte.Ltd
(in thousands, unaudited)

	Year Ended December 31, 2014
ASSETS	
Current Assets:	
Cash & Equivalents	361
Investments	0
Total Receivables - Net	2,038
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	10,950
Margin Deposits & Default Fund	0
Total Current Assets	**13,349**
Long Term Assets:	
Total Property and Equipment - Net	146
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**146**
Total Assets	**13,495**
LIABILITIES	
Total AP and Accrued Expenses	12
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	556
Deferred Revenue	1,903
Current Portion Capital Leases	0
Other Accrued Liabilities	148
Current Deferred Tax Liability	0
Current Liabilities	**2,619**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**2,619**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	1,012
Accumulated Other Comprehensive Income/(Loss)	266
Total Retained Earnings	9,598
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**10,876**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**10,876**
Total Liabilities Non Controlling Interest and Stockholders Equity	**13,495**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ OMX (South East Asia & Pacific) Pte.Ltd
(in thousands, unaudited)

	Year Ended December 31, 2014
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	4
Market Technology Revenues	7,417
Other Revenues	1,491
Total Revenues	8,912
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less Cost of Revenues	8,912
Operating Expenses:	
Compensation and Benefits	2,606
Marketing and Advertising	15
Depr and Amortization	47
Professional and Contract Services	5,441
Computer Ops and Data Communication	32
Occupancy	271
Regulatory	0
General Administrative and Other	254
Merger Related Expenses Total	180
Total Operating Expenses	8,845
Operating Income	67
Total Interest Income	21
Total Interest Expense	(0)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	88
Income Tax Provisions	114
Net Income	(26)
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	(26)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Stockholm AB
(in thousands, unaudited)

	Year Ended December 31, 2014
ASSETS	
Current Assets:	
Cash & Equivalents	135,864
Investments	34,396
Total Receivables - Net	18,139
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	2,943
Margin Deposits & Default Fund	0
Total Current Assets	191,343
Long Term Assets:	
Total Property and Equipment - Net	252
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	144
Other Long Term Assets	6
Total Long Term Assets	402
Total Assets	191,745
LIABILITIES	
Total AP and Accrued Expenses	12,279
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	8,637
Deferred Revenue	5,061
Current Portion Capital Leases	0
Other Accrued Liabilities	(739)
Current Deferred Tax Liability	539
Current Liabilities	25,776
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	0
Total Liabilities	25,776
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	12,974
Accumulated Other Comprehensive Income/(Loss)	(27,719)
Total Retained Earnings	180,715
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	165,969
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	165,969
Total Liabilities Non Controlling Interest and Stockholders Equity	191,745

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ OMX Stockholm AB
(in thousands, unaudited)

	Year Ended December 31, 2014
REVENUE	
Market Services Revenues	84,169
Global Listing Services	34,257
Global Information Services	46,737
Corporate Solutions	0
Market Technology Revenues	25,318
Other Revenues	1,465
Total Revenues	**191,946**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**191,946**
Operating Expenses:	
Compensation and Benefits	27,894
Marketing and Advertising	1,382
Depr and Amortization	202
Professional and Contract Services	12,776
Computer Ops and Data Communication	31,840
Occupancy	1,360
Regulatory	157
General Administrative and Other	7,011
Merger Related Expenses Total	(231)
Total Operating Expenses	**82,391**
Operating Income	**109,555**
Total Interest Income	688
Total Interest Expense	(16)
Dividend and Investment Income	(97,269)
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	12,958
Income Tax Provisions	**2,621**
Net Income	**10,338**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	10,338

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Tallinn AS
(in thousands, unaudited)

	Year Ended December 31, 2014
ASSETS	
Current Assets:	
Cash & Equivalents	1,005
Investments	0
Total Receivables - Net	47
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	28
Margin Deposits & Default Fund	0
Total Current Assets	**1,081**
Long Term Assets:	
Total Property and Equipment - Net	18
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	(3)
Other Long Term Assets	2,409
Total Long Term Assets	**2,423**
Total Assets	**3,504**
LIABILITIES	
Total AP and Accrued Expenses	7
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	93
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	(3)
Current Deferred Tax Liability	189
Current Liabilities	**286**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**286**
EQUITY	
Common Stock Total	1
Common Stock in Treasury Total	0
Additional Paid in Capital	9,086
Accumulated Other Comprehensive Income/(Loss)	1,347
Total Retained Earnings	(7,216)
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**3,218**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**3,218**
Total Liabilities Non Controlling Interest and Stockholders Equity	**3,504**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ OMX Tallinn AS
(in thousands, unaudited)

	Year Ended December 31, 2014
REVENUE	
Market Services Revenues	274
Global Listing Services	367
Global Information Services	589
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	129
Total Revenues	**1,360**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**1,360**
Operating Expenses:	
Compensation and Benefits	453
Marketing and Advertising	37
Depr and Amortization	16
Professional and Contract Services	135
Computer Ops and Data Communication	165
Occupancy	65
Regulatory	12
General Administrative and Other	59
Merger Related Expenses Total	0
Total Operating Expenses	**941**
Operating Income	**418**
Total Interest Income	0
Total Interest Expense	(0)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	419
Income Tax Provisions	**43**
Net Income	**375**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**375**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Teknoloji Servisi Limited Sirketi
(in thousands, unaudited)

	Year Ended December 31, 2014
ASSETS	
Current Assets:	
Cash & Equivalents	43
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	**43**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**43**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	0
Current Deferred Tax Liability	0
Current Liabilities	**0**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**0**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	43
Accumulated Other Comprehensive Income/(Loss)	(0)
Total Retained Earnings	0
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**43**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**43**
Total Liabilities Non Controlling Interest and Stockholders Equity	**43**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ OMX Teknoloji Servisi Limited Sirketi
(in thousands, unaudited)

	Year Ended December 31, 2014
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	0
Income Tax Provisions	**0**
Net Income	**0**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	0

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Nasdaq Vilnius Services UAB
(in thousands, unaudited)

	Year Ended December 31, 2014
ASSETS	
Current Assets:	
Cash & Equivalents	1,252
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	1,252
Long Term Assets:	
Total Property and Equipment - Net	17
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	17
Total Assets	1,269
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	0
Current Deferred Tax Liability	0
Current Liabilities	0
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	0
Total Liabilities	0
EQUITY	
Common Stock Total	1,253
Common Stock in Treasury Total	0
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/(Loss)	16
Total Retained Earnings	0
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	1,269
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	1,269
Total Liabilities Non Controlling Interest and Stockholders Equity	1,269

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Nasdaq Vilnius Services UAB
(in thousands, unaudited)

	Year Ended December 31, 2014
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	**0**
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	**0**
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	0
Income Tax Provisions	**0**
Net Income	**0**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**0**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NOS Clearing ASA
(in thousands, unaudited)

	Year Ended December 31, 2014
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	**0**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**0**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	0
Current Deferred Tax Liability	0
Current Liabilities	**0**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**0**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/(Loss)	114
Total Retained Earnings	(114)
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**0**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**0**
Total Liabilities Non Controlling Interest and Stockholders Equity	**0**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NOS Clearing ASA
(in thousands, unaudited)

	Year Ended December 31, 2014
REVENUE	
Market Services Revenues	(47)
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**(47)**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**(47)**
Operating Expenses:	
Compensation and Benefits	(24)
Marketing and Advertising	(0)
Depr and Amortization	(1)
Professional and Contract Services	(4)
Computer Ops and Data Communication	(1)
Occupancy	0
Regulatory	(0)
General Administrative and Other	(5)
Merger Related Expenses Total	(2)
Total Operating Expenses	**(37)**
Operating Income	**(10)**
Total Interest Income	(5)
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(15)
Income Tax Provisions	**(0)**
Net Income	**(14)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	(14)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - OMX AB
(in thousands, unaudited)

	Year Ended December 31, 2014
ASSETS	
Current Assets:	
Cash & Equivalents	(433,939)
Investments	0
Total Receivables - Net	1,876
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	2,654
Margin Deposits & Default Fund	0
Total Current Assets	**(429,409)**
Long Term Assets:	
Total Property and Equipment - Net	521
Goodwill	3,609
Other Intangibles	0
Non Current Deferred Taxes	4,211
Other Long Term Assets	(3,119,627)
Total Long Term Assets	**(3,111,286)**
Total Assets	**(3,540,694)**
LIABILITIES	
Total AP and Accrued Expenses	4,713
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	1,263
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	468,972
Current Deferred Tax Liability	(91)
Current Liabilities	**474,858**
Total Long Term Debt	0
Non Current Deferred Tax Liability	1
Non-current deferred revenue	0
All Other Long Term Liabilities	3,146
Long Term Liabilities	**3,148**
Total Liabilities	**478,006**
EQUITY	
Common Stock Total	15
Common Stock in Treasury Total	0
Additional Paid in Capital	(4,189,844)
Accumulated Other Comprehensive Income/(Loss)	382,706
Total Retained Earnings	(211,577)
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**(4,018,700)**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**(4,018,700)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**(3,540,694)**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - OMX AB
(in thousands, unaudited)

	Year Ended December 31, 2014
REVENUE	
Market Services Revenues	26
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	16,838
Total Revenues	**16,864**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**16,864**
Operating Expenses:	
Compensation and Benefits	7,584
Marketing and Advertising	55
Depr and Amortization	523
Professional and Contract Services	2,982
Computer Ops and Data Communication	183
Occupancy	10,779
Regulatory	0
General Administrative and Other	753
Merger Related Expenses Total	337
Total Operating Expenses	**23,196**
Operating Income	**(6,332)**
Total Interest Income	207
Total Interest Expense	(11,311)
Dividend and Investment Income	1,702
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	(2,102)
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(17,836)
Income Tax Provisions	**(3,348)**
Net Income	**(14,488)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**(14,488)**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - OMX Capital Insurance AG
(in thousands, unaudited)

	Year Ended December 31, 2014
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	**0**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**0**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	0
Current Deferred Tax Liability	0
Current Liabilities	**0**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**0**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	16,007
Accumulated Other Comprehensive Income/(Loss)	(21,734)
Total Retained Earnings	5,726
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**0**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**0**
Total Liabilities Non Controlling Interest and Stockholders Equity	0

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - OMX Capital Insurance AG
(in thousands, unaudited)

	Year Ended December 31, 2014
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	222
Merger Related Expenses Total	0
Total Operating Expenses	**222**
Operating Income	**(222)**
Total Interest Income	279
Total Interest Expense	**0**
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	57
Income Tax Provisions	**1,802**
Net Income	**(1,745)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	(1,745)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - OMX Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2014
ASSETS	
Current Assets:	
Cash & Equivalents	623
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	2,549
Margin Deposits & Default Fund	0
Total Current Assets	**3,173**
Long Term Assets:	
Total Property and Equipment - Net	298
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	10
Total Long Term Assets	**308**
Total Assets	**3,481**
LIABILITIES	
Total AP and Accrued Expenses	46
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	706
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	(10)
Current Deferred Tax Liability	0
Current Liabilities	**741**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**741**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	1,470
Accumulated Other Comprehensive Income/(Loss)	60
Total Retained Earnings	1,209
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**2,740**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**2,740**
Total Liabilities Non Controlling Interest and Stockholders Equity	**3,481**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - OMX Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2014
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	7,753
Total Revenues	7,753
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less Cost of Revenues	7,753
Operating Expenses:	
Compensation and Benefits	4,840
Marketing and Advertising	86
Depr and Amortization	7
Professional and Contract Services	365
Computer Ops and Data Communication	10
Occupancy	1,116
Regulatory	0
General Administrative and Other	732
Merger Related Expenses Total	284
Total Operating Expenses	7,440
Operating Income	312
Total Interest Income	1
Total Interest Expense	(0)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	313
Income Tax Provisions	31
Net Income	282
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	282

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - OMX Netherlands BV
(in thousands, unaudited)

	Year Ended December 31, 2014
ASSETS	
Current Assets:	
Cash & Equivalents	14
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	(0)
Margin Deposits & Default Fund	0
Total Current Assets	**14**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	(5,857)
Total Long Term Assets	**(5,857)**
Total Assets	**(5,843)**
LIABILITIES	
Total AP and Accrued Expenses	270
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	(0)
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	39
Current Deferred Tax Liability	0
Current Liabilities	**309**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**309**
EQUITY	
Common Stock Total	(0)
Common Stock in Treasury Total	0
Additional Paid in Capital	(4,620)
Accumulated Other Comprehensive Income/(Loss)	(1,253)
Total Retained Earnings	(279)
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**(6,152)**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**(6,152)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**(5,843)**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - OMX Netherlands BV
(in thousands, unaudited)

	Year Ended December 31, 2014
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less Cost of Revenues	0
Operating Expenses:	
Compensation and Benefits	15
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	14
Computer Ops and Data Communication	0
Occupancy	9
Regulatory	0
General Administrative and Other	(3)
Merger Related Expenses Total	0
Total Operating Expenses	35
Operating Income	(35)
Total Interest Income	0
Total Interest Expense	(0)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(36)
Income Tax Provisions	0
Net Income	(36)
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	(36)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - OMX Netherlands Holding BV
(in thousands, unaudited)

	Year Ended December 31, 2014
ASSETS	
Current Assets:	
Cash & Equivalents	23
Investments	0
Total Receivables - Net	267
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	101
Margin Deposits & Default Fund	0
Total Current Assets	**391**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	152,740
Total Long Term Assets	**152,740**
Total Assets	**153,131**
LIABILITIES	
Total AP and Accrued Expenses	6
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	(0)
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	43,886
Current Deferred Tax Liability	0
Current Liabilities	**43,892**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**43,892**
EQUITY	
Common Stock Total	24
Common Stock in Treasury Total	0
Additional Paid in Capital	(4,795)
Accumulated Other Comprehensive Income/(Loss)	84,637
Total Retained Earnings	29,374
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**109,240**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**109,240**
Total Liabilities Non Controlling Interest and Stockholders Equity	**153,131**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - OMX Netherlands Holding BV
(in thousands, unaudited)

	Year Ended December 31, 2014
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	15
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	30
Computer Ops and Data Communication	0
Occupancy	9
Regulatory	0
General Administrative and Other	81
Merger Related Expenses Total	1,837
Total Operating Expenses	**1,971**
Operating Income	**(1,971)**
Total Interest Income	22
Total Interest Expense	(561)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(2,510)
Income Tax Provisions	**0**
Net Income	**(2,510)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	(2,510)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - OMX Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2014
ASSETS	
Current Assets:	
Cash & Equivalents	1,770
Investments	0
Total Receivables - Net	1,954
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	437
Margin Deposits & Default Fund	0
Total Current Assets	**4,161**
Long Term Assets:	
Total Property and Equipment - Net	1,118
Goodwill	10,751
Other Intangibles	2,954
Non Current Deferred Taxes	1,107
Other Long Term Assets	0
Total Long Term Assets	**15,929**
Total Assets	**20,090**
LIABILITIES	
Total AP and Accrued Expenses	574
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	3,672
Deferred Revenue	1,797
Current Portion Capital Leases	0
Other Accrued Liabilities	4,666
Current Deferred Tax Liability	0
Current Liabilities	**10,710**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**10,710**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	1,694
Accumulated Other Comprehensive Income/(Loss)	(1,403)
Total Retained Earnings	9,090
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**9,381**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**9,381**
Total Liabilities Non Controlling Interest and Stockholders Equity	**20,090**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - OMX Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2014
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	6,977
Market Technology Revenues	0
Other Revenues	18,667
Total Revenues	**25,644**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**25,644**
Operating Expenses:	
Compensation and Benefits	16,395
Marketing and Advertising	75
Depr and Amortization	887
Professional and Contract Services	2,002
Computer Ops and Data Communication	532
Occupancy	2,007
Regulatory	0
General Administrative and Other	1,987
Merger Related Expenses Total	753
Total Operating Expenses	**24,637**
Operating Income	**1,006**
Total Interest Income	49
Total Interest Expense	(363)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	692
Income Tax Provisions	**(1,008)**
Net Income	**1,700**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**1,700**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - OMX Technology AB
(in thousands, unaudited)

	Year Ended December 31, 2014
ASSETS	
Current Assets:	
Cash & Equivalents	28,679
Investments	0
Total Receivables - Net	47,533
Current Deferred Tax	104
Current Restricted Cash	0
Other Current Assets	59,226
Margin Deposits & Default Fund	0
Total Current Assets	135,542
Long Term Assets:	
Total Property and Equipment - Net	38,194
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	11,320
Other Long Term Assets	299,652
Total Long Term Assets	349,166
Total Assets	484,708
LIABILITIES	
Total AP and Accrued Expenses	7,674
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	12,385
Deferred Revenue	42,062
Current Portion Capital Leases	0
Other Accrued Liabilities	5,875
Current Deferred Tax Liability	0
Current Liabilities	67,996
Total Long Term Debt	0
Non Current Deferred Tax Liability	653
Non-current deferred revenue	130,786
All Other Long Term Liabilities	75
Long Term Liabilities	131,514
Total Liabilities	199,509
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	82,786
Accumulated Other Comprehensive Income/(Loss)	31,245
Total Retained Earnings	171,168
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	285,199
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	285,199
Total Liabilities Non Controlling Interest and Stockholders Equity	484,708

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - OMX Technology AB
(in thousands, unaudited)

	Year Ended December 31, 2014
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	171,355
Other Revenues	11,212
Total Revenues	**182,567**
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**182,567**
Operating Expenses:	
Compensation and Benefits	41,406
Marketing and Advertising	908
Depr and Amortization	14,603
Professional and Contract Services	47,056
Computer Ops and Data Communication	22,132
Occupancy	7,972
Regulatory	0
General Administrative and Other	(3,874)
Merger Related Expenses Total	3,118
Total Operating Expenses	**133,321**
Operating Income	**49,246**
Total Interest Income	69
Total Interest Expense	(288)
Dividend and Investment Income	(30,008)
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	19,019
Income Tax Provisions	**(5,237)**
Net Income	**24,257**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	24,257

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - OMX Technology Canada Inc.
(in thousands, unaudited)

	Year Ended December 31, 2014
ASSETS	
Current Assets:	
Cash & Equivalents	532
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	811
Margin Deposits & Default Fund	0
Total Current Assets	**1,343**
Long Term Assets:	
Total Property and Equipment - Net	25
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**25**
Total Assets	**1,368**
LIABILITIES	
Total AP and Accrued Expenses	(0)
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	143
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	14
Current Deferred Tax Liability	0
Current Liabilities	**157**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**157**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	703
Accumulated Other Comprehensive Income/(Loss)	(154)
Total Retained Earnings	662
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**1,211**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**1,211**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,368**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - OMX Technology Canada Inc.
(in thousands, unaudited)

	Year Ended December 31, 2014
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	1,753
Total Revenues	**1,753**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**1,753**
Operating Expenses:	
Compensation and Benefits	1,109
Marketing and Advertising	0
Depr and Amortization	29
Professional and Contract Services	113
Computer Ops and Data Communication	113
Occupancy	169
Regulatory	0
General Administrative and Other	87
Merger Related Expenses Total	**0**
Total Operating Expenses	**1,622**
Operating Income	131
Total Interest Income	9
Total Interest Expense	(0)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	**0**
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	140
Income Tax Provisions	**34**
Net Income	**106**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	106

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - OMX Technology Energy Systems AS
(in thousands, unaudited)

	Year Ended December 31, 2014
ASSETS	
Current Assets:	
Cash & Equivalents	189
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	12,894
Margin Deposits & Default Fund	0
Total Current Assets	**13,083**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	192
Non Current Deferred Taxes	(1,904)
Other Long Term Assets	585
Total Long Term Assets	**(1,128)**
Total Assets	**11,955**
LIABILITIES	
Total AP and Accrued Expenses	1,215
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	349
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	105
Current Deferred Tax Liability	1,000
Current Liabilities	**2,669**
Total Long Term Debt	0
Non Current Deferred Tax Liability	181
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**181**
Total Liabilities	**2,850**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	5,622
Accumulated Other Comprehensive Income/(Loss)	(4,737)
Total Retained Earnings	8,221
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**9,105**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**9,105**
Total Liabilities Non Controlling Interest and Stockholders Equity	11,955

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - OMX Technology Energy Systems AS
(in thousands, unaudited)

	Year Ended December 31, 2014
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	2,687
Total Revenues	**2,687**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**2,687**
Operating Expenses:	
Compensation and Benefits	1,884
Marketing and Advertising	8
Depr and Amortization	117
Professional and Contract Services	592
Computer Ops and Data Communication	30
Occupancy	6
Regulatory	0
General Administrative and Other	596
Merger Related Expenses Total	0
Total Operating Expenses	**3,233**
Operating Income	(546)
Total Interest Income	221
Total Interest Expense	(1)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(326)
Income Tax Provisions	**130**
Net Income	**(456)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	(456)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - OMX Technology (Ireland) Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2014
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	**0**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**0**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	(340)
Current Deferred Tax Liability	0
Current Liabilities	**(340)**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**(340)**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/(Loss)	(513)
Total Retained Earnings	853
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	340
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	340
Total Liabilities Non Controlling Interest and Stockholders Equity	0

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - OMX Technology (Ireland) Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2014
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	**0**
FX Operating	0
Net Income Before Taxes	0
Income Tax Provisions	**0**
Net Income	**0**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**0**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - OMX Technology Italy Srl
(in thousands, unaudited)

	Year Ended December 31, 2014
ASSETS	
Current Assets:	
Cash & Equivalents	213
Investments	0
Total Receivables - Net	11
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	1,295
Margin Deposits & Default Fund	0
Total Current Assets	1,519
Long Term Assets:	
Total Property and Equipment - Net	14
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	14
Total Assets	1,533
LIABILITIES	
Total AP and Accrued Expenses	14
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	253
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	311
Current Deferred Tax Liability	0
Current Liabilities	579
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	0
Total Liabilities	579
EQUITY	
Common Stock Total	1
Common Stock in Treasury Total	0
Additional Paid in Capital	149
Accumulated Other Comprehensive Income/(Loss)	(197)
Total Retained Earnings	1,002
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	955
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	955
Total Liabilities Non Controlling Interest and Stockholders Equity	1,533

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - OMX Technology Italy Srl
(in thousands, unaudited)

	Year Ended December 31, 2014
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	132
Other Revenues	1,420
Total Revenues	1,552
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less Cost of Revenues	1,552
Operating Expenses:	
Compensation and Benefits	997
Marketing and Advertising	24
Depr and Amortization	9
Professional and Contract Services	39
Computer Ops and Data Communication	5
Occupancy	60
Regulatory	0
General Administrative and Other	143
Merger Related Expenses Total	0
Total Operating Expenses	1,276
Operating Income	276
Total Interest Income	11
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	287
Income Tax Provisions	107
Net Income	180
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	180

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - OMX Technology Japan Ltd
(in thousands, unaudited)

	Year Ended December 31, 2014
ASSETS	
Current Assets:	
Cash & Equivalents	189
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	374
Margin Deposits & Default Fund	0
Total Current Assets	**563**
Long Term Assets:	
Total Property and Equipment - Net	13
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	333
Total Long Term Assets	**346**
Total Assets	**910**
LIABILITIES	
Total AP and Accrued Expenses	2
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	207
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	95
Current Deferred Tax Liability	0
Current Liabilities	**304**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**304**
EQUITY	
Common Stock Total	(0)
Common Stock in Treasury Total	0
Additional Paid in Capital	841
Accumulated Other Comprehensive Income/(Loss)	(221)
Total Retained Earnings	(15)
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**606**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**606**
Total Liabilities Non Controlling Interest and Stockholders Equity	**910**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - OMX Technology Japan Ltd
(in thousands, unaudited)

	Year Ended December 31, 2014
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	1,951
Total Revenues	1,951
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less Cost of Revenues	1,951
Operating Expenses:	
Compensation and Benefits	1,256
Marketing and Advertising	121
Depr and Amortization	(3)
Professional and Contract Services	67
Computer Ops and Data Communication	1
Occupancy	109
Regulatory	0
General Administrative and Other	197
Merger Related Expenses Total	0
Total Operating Expenses	1,747
Operating Income	203
Total Interest Income	0
Total Interest Expense	(0)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	203
Income Tax Provisions	283
Net Income	(80)
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	(80)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - OMX Technology Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2014
ASSETS	
Current Assets:	
Cash & Equivalents	81
Investments	0
Total Receivables - Net	2
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	4,355
Margin Deposits & Default Fund	0
Total Current Assets	**4,438**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**4,438**
LIABILITIES	
Total AP and Accrued Expenses	80
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	7
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	(1)
Current Deferred Tax Liability	0
Current Liabilities	**87**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	0
Total Liabilities	**87**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	(26,407)
Accumulated Other Comprehensive Income/(Loss)	12,664
Total Retained Earnings	18,095
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**4,351**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	4,351
Total Liabilities Non Controlling Interest and Stockholders Equity	4,438

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - OMX Technology Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2014
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	14
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	14
Income Tax Provisions	**0**
Net Income	**14**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**14**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - OMX Technology (UK) Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2014
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	**0**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	(15,987)
Total Long Term Assets	**(15,987)**
Total Assets	**(15,987)**
LIABILITIES	
Total AP and Accrued Expenses	2
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	651
Current Deferred Tax Liability	0
Current Liabilities	**653**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**653**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	(29,000)
Accumulated Other Comprehensive Income/(Loss)	(4,550)
Total Retained Earnings	16,910
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**(16,640)**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**(16,640)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**(15,987)**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - OMX Technology (UK) Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2014
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	0
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	0
Income Tax Provisions	0
Net Income	**0**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**0**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - OMX Treasury AB
(in thousands, unaudited)

	Year Ended December 31, 2014
ASSETS	
Current Assets:	
Cash & Equivalents	215,021
Investments	12,138
Total Receivables - Net	5,646
Current Deferred Tax	29
Current Restricted Cash	0
Other Current Assets	212,621
Margin Deposits & Default Fund	0
Total Current Assets	445,455
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	1,022
Other Long Term Assets	783,477
Total Long Term Assets	784,499
Total Assets	1,229,954
LIABILITIES	
Total AP and Accrued Expenses	407
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	198
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	255,545
Current Deferred Tax Liability	1,022
Current Liabilities	257,171
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	49
Long Term Liabilities	49
Total Liabilities	257,220
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	968,173
Accumulated Other Comprehensive Income/(Loss)	(22,031)
Total Retained Earnings	26,592
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	972,733
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	972,733
Total Liabilities Non Controlling Interest and Stockholders Equity	1,229,954

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - OMX Treasury AB
(in thousands, unaudited)

	Year Ended December 31, 2014
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	300
Total Revenues	**300**
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**300**
Operating Expenses:	
Compensation and Benefits	1,274
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	105
Computer Ops and Data Communication	155
Occupancy	168
Regulatory	0
General Administrative and Other	8,424
Merger Related Expenses Total	0
Total Operating Expenses	**10,126**
Operating Income	(9,826)
Total Interest Income	9,708
Total Interest Expense	(5,204)
Dividend and Investment Income	5,772
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	450
Income Tax Provisions	**50**
Net Income	**400**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**400**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - OMX Treasury Euro AB
(in thousands, unaudited)

	Year Ended December 31, 2014
ASSETS	
Current Assets:	
Cash & Equivalents	(6)
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	148,592
Margin Deposits & Default Fund	0
Total Current Assets	**148,586**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	4,721
Other Long Term Assets	0
Total Long Term Assets	**4,721**
Total Assets	**153,307**
LIABILITIES	
Total AP and Accrued Expenses	24,647
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	0
Current Deferred Tax Liability	0
Current Liabilities	**24,647**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**24,647**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	243,430
Accumulated Other Comprehensive Income/(Loss)	(158,260)
Total Retained Earnings	43,490
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**128,660**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**128,660**
Total Liabilities Non Controlling Interest and Stockholders Equity	153,307

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - OMX Treasury Euro AB
(in thousands, unaudited)

	Year Ended December 31, 2014
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	5
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	(2,006)
Merger Related Expenses Total	0
Total Operating Expenses	**(2,001)**
Operating Income	**2,001**
Total Interest Income	11,392
Total Interest Expense	(0)
Dividend and Investment Income	4,918
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	18,311
Income Tax Provisions	**4,003**
Net Income	**14,308**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**14,308**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - OMX Treasury Euro Holding AB
(in thousands, unaudited)

	Year Ended December 31, 2014
ASSETS	
Current Assets:	
Cash & Equivalents	(96)
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	436,862
Margin Deposits & Default Fund	0
Total Current Assets	436,765
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	243,414
Total Long Term Assets	243,414
Total Assets	680,179
LIABILITIES	
Total AP and Accrued Expenses	3
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	42
Current Deferred Tax Liability	24
Current Liabilities	68
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	0
Total Liabilities	68
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	699,634
Accumulated Other Comprehensive Income/(Loss)	(19,790)
Total Retained Earnings	267
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	680,111
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	680,111
Total Liabilities Non Controlling Interest and Stockholders Equity	680,179

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - OMX Treasury Euro Holding AB
(in thousands, unaudited)

	Year Ended December 31, 2014
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	3
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	5
Merger Related Expenses Total	0
Total Operating Expenses	**9**
Operating Income	**(9)**
Total Interest Income	321
Total Interest Expense	(4)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	308
Income Tax Provisions	**68**
Net Income	**240**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**240**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Shareholder.com B.V.
(in thousands, unaudited)

	Year Ended December 31, 2014
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	6,395
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	6,395
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	6,395
LIABILITIES	
Total AP and Accrued Expenses	4,481
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	220
Deferred Revenue	20
Current Portion Capital Leases	0
Other Accrued Liabilities	0
Current Deferred Tax Liability	0
Current Liabilities	**4,720**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	1
Long Term Liabilities	**1**
Total Liabilities	**4,721**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/(Loss)	(187)
Total Retained Earnings	1,861
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**1,674**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	1,674
Total Liabilities Non Controlling Interest and Stockholders Equity	6,395

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Shareholder.com B.V.
(in thousands, unaudited)

	Year Ended December 31, 2014
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	492
Market Technology Revenues	0
Other Revenues	1,002
Total Revenues	**1,495**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**1,495**
Operating Expenses:	
Compensation and Benefits	801
Marketing and Advertising	3
Depr and Amortization	0
Professional and Contract Services	42
Computer Ops and Data Communication	0
Occupancy	100
Regulatory	0
General Administrative and Other	51
Merger Related Expenses Total	181
Total Operating Expenses	**1,180**
Operating Income	315
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	315
Income Tax Provisions	**11**
Net Income	**304**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	304

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - SMARTS (Asia) Ltd
(in thousands, unaudited)

	Year Ended December 31, 2014
ASSETS	
Current Assets:	
Cash & Equivalents	1,483
Investments	0
Total Receivables - Net	2,887
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	**4,370**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	187
Other Long Term Assets	0
Total Long Term Assets	**187**
Total Assets	**4,557**
LIABILITIES	
Total AP and Accrued Expenses	62
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	597
Current Portion Capital Leases	0
Other Accrued Liabilities	2,202
Current Deferred Tax Liability	0
Current Liabilities	**2,861**
Total Long Term Debt	0
Non Current Deferred Tax Liability	254
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**254**
Total Liabilities	**3,115**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	314
Accumulated Other Comprehensive Income/(Loss)	(319)
Total Retained Earnings	1,447
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**1,442**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**1,442**
Total Liabilities Non Controlling Interest and Stockholders Equity	**4,557**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - SMARTS (Asia) Ltd
(in thousands, unaudited)

	Year Ended December 31, 2014
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	4,236
Other Revenues	0
Total Revenues	**4,236**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	4,236
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	3,730
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	(14)
Merger Related Expenses Total	0
Total Operating Expenses	**3,716**
Operating Income	**520**
Total Interest Income	0
Total Interest Expense	(51)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	470
Income Tax Provisions	**581**
Net Income	**(112)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**(112)**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - SMARTS Broker Compliance Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2014
ASSETS	
Current Assets:	
Cash & Equivalents	2,630
Investments	0
Total Receivables - Net	2,790
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	27,193
Margin Deposits & Default Fund	0
Total Current Assets	32,613
Long Term Assets:	
Total Property and Equipment - Net	5,630
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	494
Other Long Term Assets	0
Total Long Term Assets	6,124
Total Assets	38,737
LIABILITIES	
Total AP and Accrued Expenses	5,204
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	1,090
Deferred Revenue	338
Current Portion Capital Leases	0
Other Accrued Liabilities	1,922
Current Deferred Tax Liability	0
Current Liabilities	8,554
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	0
Total Liabilities	8,554
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	2,487
Accumulated Other Comprehensive Income/(Loss)	(4,604)
Total Retained Earnings	32,300
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	30,183
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	30,183
Total Liabilities Non Controlling Interest and Stockholders Equity	38,737

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - SMARTS Broker Compliance Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2014
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	34,988
Other Revenues	55
Total Revenues	**35,043**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**35,043**
Operating Expenses:	
Compensation and Benefits	4,916
Marketing and Advertising	20
Depr and Amortization	849
Professional and Contract Services	2,331
Computer Ops and Data Communication	5,985
Occupancy	712
Regulatory	0
General Administrative and Other	3,443
Merger Related Expenses Total	0
Total Operating Expenses	**18,256**
Operating Income	**16,788**
Total Interest Income	490
Total Interest Expense	103
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	(1)
FX Operating	0
Net Income Before Taxes	17,380
Income Tax Provisions	**2,153**
Net Income	**15,227**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	15,227

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - SMARTS Group Europe Ltd
(in thousands, unaudited)

	Year Ended December 31, 2014
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	**0**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**0**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	22
Current Deferred Tax Liability	0
Current Liabilities	**22**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**22**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	(0)
Accumulated Other Comprehensive Income/(Loss)	(5)
Total Retained Earnings	(17)
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**(22)**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**(22)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**0**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - SMARTS Group Europe Ltd
(in thousands, unaudited)

	Year Ended December 31, 2014
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	(0)
Merger Related Expenses Total	0
Total Operating Expenses	**(0)**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	0
Income Tax Provisions	**0**
Net Income	**0**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**0**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - SMARTS Group Holdings Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2014
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	5
Current Deferred Tax	2
Current Restricted Cash	0
Other Current Assets	39
Margin Deposits & Default Fund	0
Total Current Assets	**46**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	9,814
Total Long Term Assets	**9,814**
Total Assets	9,860
LIABILITIES	
Total AP and Accrued Expenses	249
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	(292)
Current Deferred Tax Liability	0
Current Liabilities	(43)
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	(43)
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	10,316
Accumulated Other Comprehensive Income/(Loss)	(233)
Total Retained Earnings	(179)
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	9,904
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	9,904
Total Liabilities Non Controlling Interest and Stockholders Equity	9,860

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - SMARTS Group Holdings Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2014
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	(1)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	**0**
IC Income from Unconsolidated Subsidiary	**0**
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	**(1)**
Income Tax Provisions	**(4)**
Net Income	**4**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**4**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - SMARTS Market Surveillance Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2014
ASSETS	
Current Assets:	
Cash & Equivalents	1,916
Investments	0
Total Receivables - Net	4,775
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	2,626
Margin Deposits & Default Fund	0
Total Current Assets	9,317
Long Term Assets:	
Total Property and Equipment - Net	6,367
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	472
Other Long Term Assets	313
Total Long Term Assets	7,152
Total Assets	16,470
LIABILITIES	
Total AP and Accrued Expenses	2,305
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	1,531
Deferred Revenue	6,523
Current Portion Capital Leases	0
Other Accrued Liabilities	3,566
Current Deferred Tax Liability	0
Current Liabilities	13,925
Total Long Term Debt	0
Non Current Deferred Tax Liability	593
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	593
Total Liabilities	14,518
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	1,367
Accumulated Other Comprehensive Income/(Loss)	(212)
Total Retained Earnings	797
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	1,951
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	1,951
Total Liabilities Non Controlling Interest and Stockholders Equity	16,470

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - SMARTS Market Surveillance Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2014
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	(86)
Other Revenues	4,107
Total Revenues	**4,021**
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**4,021**
Operating Expenses:	
Compensation and Benefits	5,517
Marketing and Advertising	20
Depr and Amortization	1,242
Professional and Contract Services	1,690
Computer Ops and Data Communication	123
Occupancy	10
Regulatory	0
General Administrative and Other	1,666
Merger Related Expenses Total	0
Total Operating Expenses	**10,268**
Operating Income	(6,248)
Total Interest Income	7
Total Interest Expense	(212)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	(174)
FX Operating	0
Net Income Before Taxes	(6,626)
Income Tax Provisions	**(3,968)**
Net Income	**(2,658)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**(2,658)**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - TOM Broker B.V.
(in thousands, unaudited)

Note: TOM Broker B.V is not a fully owned entity - indirect ownership through TOM Holding N.V. and therefore not included.

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation

(in thousands, unaudited)

	Year Ended December 31, 2014

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - TOM B.V
(in thousands, unaudited)

Note: TOM B.V is not a fully owned entity - indirect ownership through TOM Holding N.V. and therefore not included.

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation
(in thousands, unaudited)

Year Ended
December 31, 2014

The NASDAQ OMX Group, Inc.
Unconsolidated Financial Statements - TOM Holding N.V
(in thousands, unaudited)

Note: TOM Holding N.V is not a fully owned entity and therefore not included.

Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation
(in thousands, unaudited)

	Year Ended December 31, 2014

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Verdbrefaskraning Islands hf
(in thousands, unaudited)

	Year Ended December 31, 2014
ASSETS	
Current Assets:	
Cash & Equivalents	3,133
Investments	0
Total Receivables - Net	460
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	3,054
Margin Deposits & Default Fund	0
Total Current Assets	6,648
Long Term Assets:	
Total Property and Equipment - Net	41
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	(1)
Other Long Term Assets	0
Total Long Term Assets	39
Total Assets	6,688
LIABILITIES	
Total AP and Accrued Expenses	1,683
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	217
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	509
Current Deferred Tax Liability	6
Current Liabilities	2,414
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	0
Total Liabilities	2,414
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	4,631
Accumulated Other Comprehensive Income/(Loss)	(2,526)
Total Retained Earnings	2,169
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	4,273
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	4,273
Total Liabilities Non Controlling Interest and Stockholders Equity	6,688

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Verdbrefaskraning Islands hf
(in thousands, unaudited)

	Year Ended December 31, 2014
REVENUE	
Market Services Revenues	5,227
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	19
Total Revenues	5,246
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less Cost of Revenues	5,246
Operating Expenses:	
Compensation and Benefits	1,018
Marketing and Advertising	4
Depr and Amortization	8
Professional and Contract Services	232
Computer Ops and Data Communication	360
Occupancy	127
Regulatory	34
General Administrative and Other	976
Merger Related Expenses Total	0
Total Operating Expenses	2,758
Operating Income	2,488
Total Interest Income	333
Total Interest Expense	(2)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	2,819
Income Tax Provisions	526
Net Income	2,293
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	2,293

NASDAQ OMX BX, INC.

FORM 1 - Amendment of June 29, 2015

EXHIBIT I

Consolidated Financial Statements

NASDAQ OMX BX, Inc. and Subsidiaries
Year Ended December 31, 2014
With Report of Independent Auditors

PRELIMINARY AND TENTATIVE FOR DISCUSSION ONLY

NASDAQ OMX BX, Inc. and Subsidiaries

Consolidated Financial Statements

Year Ended December 31, 2014

Contents

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Building a better working world

Report of Independent Auditors

The Board of Directors and Stockholder
NASDAQ OMX BX, Inc. and Subsidiaries

We have audited the accompanying consolidated financial statements of NASDAQ OMX BX, Inc. and Subsidiaries, which comprise the consolidated balance sheet as of December 31, 2014, and the related consolidated statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of NASDAQ OMX BX Inc. and Subsidiaries at December 31,

EY

Building a better working world

2014, and the consolidated results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

June 17, 2015

NASDAQ OMX BX, Inc. and Subsidiaries

Consolidated Balance Sheet
(In Thousands)

December 31, 2014

Assets		
Current assets		
Cash and cash equivalents	$	65
Receivables, net of reserve for uncollectible accounts		13,167
Receivables from affiliated parties, net		112,382
Tax receivable		279
Deferred tax assets, net		83
Total current assets		125,976
Long term assets		
Goodwill		31,048
Intangible assets, net		51,055
Non-current deferred tax asset		339
Other assets		2,001
Total long term assets		84,443
Total assets	$	210,419
Liabilities and stockholder's equity		
Current liabilities		
Accounts payable and accrued expenses	$	2,534
Section 31 fees payable to the SEC		11,267
Deferred revenue		264
Current deferred tax liability		93
Other accrued liabilities		2,326
Total current liabilities		16,484
Long term liabilities		
Non-current deferred tax liabilities		21,246
Non-current other liabilities		157
Total long term liabilities		21,403
Total liabilities		37,887
Equity		
BX stockholder's equity:		
Retained earnings		41,607
Additional paid-in-capital		36,380
Total BX stockholder's equity		77,987
Non-controlling interest		94,545
Total equity		172,532
Total liabilities and stockholder's equity	$	210,419

See accompanying notes to these consolidated financial statements.

PRELIMINARY AND TENTATIVE FOR DISCUSSION ONLY

NASDAQ OMX BX, Inc. and Subsidiaries

Consolidated Statement of Income
(In Thousands)

Year Ended December 31, 2014

Revenues	
Transaction services	$ 119,532
Access services	11,565
Market data	16,457
Total revenues	147,554
Cost of revenues	
Transaction rebates	(55,032)
Brokerage, clearance, and exchange fees	(35,958)
Total cost of revenues	(90,990)
Revenues less transaction rebates, brokerage, clearance, and exchange fees	56,564
Operating expenses	
Compensation and benefits	20
Marketing expense	20
Amortization of intangible assets	118
Professional and contract services	52
Bad debt expense	21
Regulatory fees	913
General, administration, and other	1,234
Total operating expenses	2,378
Net income before income tax expense	54,186
Provision for income taxes	(12,729)
Net income	$ 41,457
Less: Net income attributable to non-controlling interest	$ 21,392
Net income attributable to BX *(Note 1)*	$ 20,065

See accompanying notes to these consolidated financial statements.

PRELIMINARY AND TENTATIVE FOR DISCUSSION ONLY

NASDAQ OMX BX, Inc. and Subsidiaries

Consolidated Statement of Changes in Stockholder's Equity
(In Thousands)

Year Ended December 31, 2014

	Retained Earnings (Deficit)	Additional Paid-In Capital	Non-Controlling Interest	Total Stockholder's Equity
Balance at January 1, 2014	$ 21,542	$ 36,380	$ 73,153	$ 131,075
Net income	20,065	–	21,392	41,457
Balance at December 31, 2014	$ 41,607	$ 36,380	$ 94,545	$ 172,532

See accompanying notes to these consolidated financial statements.

NASDAQ OMX BX, Inc. and Subsidiaries

Consolidated Statement of Cash Flows
(In Thousands)

Year Ended December 31, 2014

Cash flows from operating activities	
Net income	$ 41,457
Adjustments to reconcile net income to net cash provided by operating activities:	
Amortization of intangible assets	118
Deferred taxes, net	(220)
Provision for bad debts	21
Net change in operating assets and liabilities:	
Receivables, net of reserve for uncollectible accounts	187
Receivables from affiliated parties, net	(43,957)
Other current assets and other assets	61
Accounts payable and accrued expenses	(839)
Section 31 fees payable to the SEC	1,846
Other accrued liabilities	1,308
Other liabilities	60
Deferred revenue	(36)
Net cash provided by operating activities	6
Net change in cash and cash equivalents	6
Cash and cash equivalents at beginning of period	59
Cash and cash equivalents at end of period	$ 65
Supplemental disclosure of cash flow information	
Cash paid during the year:	
Income taxes[(1)]	$ -
Interest	$ -

(1) Federal and state income tax liabilities of $12.9 million were settled through intercompany accounts.

See accompanying notes to these consolidated financial statements.

PRELIMINARY AND TENTATIVE FOR DISCUSSION ONLY

NASDAQ OMX BX, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014

1. Nature of Operations

Established in 1834, NASDAQ OMX BX, Inc. ("BX" or the "Exchange") is a wholly-owned subsidiary of The NASDAQ OMX Group, Inc. ("NASDAQ OMX" or the "Parent"). As of December 31, 2014, BX is the parent of its wholly-owned subsidiary, Boston Stock Exchange Clearing Corporation ("BSECC" or the "Clearing Corporation"). In addition, BX holds a majority ownership of approximately 53% in NASDAQ OMX BX Equities, LLC ("BSXL"), with the remaining ownership interest of approximately 47% held by the Parent.

The Exchange oversees and regulates all trading activities of BSXL, whose primary business includes operating the equities trading facilities. As a Self-Regulatory Organization ("SRO"), BX is committed to advancing market integrity through the enforcement of the Securities and Exchange Commission's ("SEC") Federal Securities Laws and Exchange Rules.

BSECC is a registered clearing agency but has no current existing operations or plans for operations. BX, BSECC, and BSXL are subject to regulatory oversight by the SEC.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements, which include the accounts of BX, its wholly-owned subsidiaries and other entities in which BX has a controlling financial interest, are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), as codified in the Accounting Standards Codification ("ASC") and set forth by the Financial Accounting Standards Board ("FASB"). All significant intercompany accounts and transactions have been eliminated in consolidation. The Exchange's significant accounting policies are as follows.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and the disclosures of contingent amounts in the consolidated financial statements and accompanying notes. Management believes that the estimates utilized in preparing its consolidated financial statements are reasonable and prudent. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

Recently Issued Accounting Pronouncements

For the year ended December 31, 2014, BX has not adopted any new accounting pronouncements that had a material impact on its consolidated financial statements.

In May 2014, the FASB issued Accounting Standards Update ("ASU") 2014-09, "Revenue from Contracts with Customers (Topic 606)", which supersedes the revenue guidance in ASC 605, "Revenue Recognition". The new revenue recognition standard sets forth a five-step revenue recognition model to determine when and how revenue is recognized. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration it expects to receive in exchange for those goods or services. The standard also requires more detailed disclosures. The standard provides alternative methods of initial adoption and is effective for us on January 1, 2017. Early adoption is not permitted. The Exchange is currently assessing the impact that this standard will have on its consolidated financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include cash held in banks and all non-restricted highly liquid investments with original maturities of three months or less at the time of purchase. Cash equivalents are carried at cost plus accrued interest, which approximates fair value due to the short term maturities of these investments. At December 31, 2014, the Exchange held no cash equivalents.

Revenue Recognition

Transaction Services

Cash Equity Trading: Cash equity trading revenues are variable, based on individual customer share volumes and recognized as transactions occur. BX charges transaction fees for executing cash equity trades in NASDAQ-listed and other listed securities on the Exchange as well as on orders that are routed to other market venues for execution.

BX records execution revenues from transactions on a gross basis in revenues and records related expenses as cost of revenues, as BX has certain risk associated with trade execution. Nasdaq Execution Services, LLC, an SEC registered broker-dealer and wholly owned subsidiary of

2. Summary of Significant Accounting Policies (continued)

NASDAQ OMX, operates as BX's routing broker-dealer for sending orders to other venues for execution in accordance with member order instructions and requirements. As noted above, BX holds a majority ownership of approximately 53% in NASDAQ OMX BX Equities, LLC, with the remaining ownership interest of approximately 47% held by the Parent. Cash equity trading revenues are recorded within transaction services on the Consolidated Statement of Income. The net income related to NASDAQ OMX BX Equities, LLC, as reported by BX, is the basis for calculating the non-controlling interest. The net income attributable to non-controlling interest as reported on the Consolidated Statement of Income arises from the net income NASDAQ OMX BX Equities, LLC and does not include income from other business lines.

BX credits a portion of the per share execution charge to the market participant that removes liquidity and record these credits within transaction rebates on the Consolidated Statement of Income. These transaction rebates are paid on a monthly basis and the amounts due are included in accounts payable and accrued expenses on the Consolidated Balance Sheet. Transaction rebates related to cash equity trading were $49.9 million for the year ended December 31, 2014.

Also, BX pays Section 31 fees to the SEC for supervision and regulation of securities markets. For equities, the fees are billed on a settlement date basis and collected by the National Securities Clearing Corporation. BX passes these costs along to our customers through its cash equity trading fees. BX collects the fees as a pass-through charge from organizations executing eligible trades on the BX platform and recognizes these amounts in brokerage, clearance, and exchange fees on the Consolidated Statement of Income when incurred. Section 31 fees received are included in Payable to affiliated companies, net on the Consolidated Balance Sheet, at the time of receipt and, as required by law, the amount due to the SEC is remitted semiannually and recorded within Section 31 fees payable to the SEC on the Consolidated Balance Sheet until paid. Since the amount recorded in transaction services revenues is equal to the amount recorded in cost of revenues, there is no impact on revenues less transaction rebates, brokerage, clearance and exchange fees.

Derivative Trading: Derivative trading revenues are variable, based on traded and cleared volumes, and recognized when executed or when contracts are cleared. The principal types of derivative contracts traded on BX Options are equity options and index options. For BX Options, derivative trading revenues from transactions are recorded on a gross basis in revenues and related expenses are recorded as cost of revenues, as BX has certain risk associated with trade execution. Derivative trading revenues are recorded within transaction services on the Consolidated Statement of Income.

2. Summary of Significant Accounting Policies (continued)

For derivative trading, we credit a portion of the per contract transaction charge to the market makers and specialists that execute trades with a specific trading strategy and record these credits as transaction rebates on the Consolidated Statement of Income. NASDAQ Options Services, LLC, an SEC registered broker-dealer and wholly owned subsidiary of NASDAQ OMX, operates as BX's routing broker-dealer for sending exchange-listed option orders from BX to other venues for execution in accordance with member order instructions and requirements. These transaction rebates are paid on a monthly basis and the amounts due from equity transaction rebates are included in accounts payable and accrued expenses and the amounts due from options transaction rebates are included as a reduction of receivables, net of reserve for uncollectible accounts on the Consolidated Balance Sheet. Transaction rebates related to derivative trading were $5.2 million for the year ended December 31, 2014.

Also, BX pays Section 31 fees to the SEC for supervision and regulation of securities markets. For options, the fees are billed on a settlement date basis and collected by the Options Clearing Corporation ("OCC"). The Exchange passes these costs along to its customers through its derivative trading fees. BX assesses the fees as a pass-through charge from organizations executing eligible trades the BX Options platform and recognizes this amount in brokerage, clearance, and exchange fees on the Consolidated Statement of Income when incurred. Section 31 fees received are included in Payable to affiliated companies, net on the Consolidated Balance Sheet, at the time of receipt and, as required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable to the SEC on the Consolidated Balance Sheet until paid. Since the amount recorded in transaction services revenues is equal to the amount recorded in cost of revenues, there is no impact on its revenues less transaction rebates, brokerage, clearance and exchange fees.

As discussed in Note 6, the Exchange's Limitation of Liability Rule and procedures apply to both cash equity and derivative trading in the aggregate. Under this rule, BX, subject to certain caps, provide compensation for losses directly resulting from the systems' actual failure to correctly process an order, quote, message or other data into its platform.

2. Summary of Significant Accounting Policies (continued)

Access Services

The Exchange generates revenues by providing market participants with several alternatives for accessing the Exchange's markets for a fee. The type of connectivity is determined by the level of functionality a customer needs. As a result, access revenues vary depending on the type of connection provided to customers. The Exchange also earns revenues from annual and monthly exchange membership and registration fees. Revenues from providing access to BX's markets and revenues from exchange membership and registration fees are recognized on a monthly basis as the service is provided. Revenues from annual fees for exchange membership and registration fees are recognized ratably over the following 12-month period. Access revenues are included on the Consolidated Statement of Income within access services.

Market Data

Market data revenues include revenues earned from the Exchange's participation in the Consolidated Tape A and B as well as the Unlisted Trading Privileges ("UTP") revenue sharing plan ("UTP Plan"). The NASDAQ Stock Market, an affiliate of the Exchange, operates as the exclusive Securities Information Processor of the UTP Plan for the collection and dissemination of best bid and offer information and last transaction information from markets that quote and trade in NASDAQ-listed securities. The Exchange is one of many participants in the UTP Plan and shares in the net distribution of revenue according to the UTP Plan on the same terms as the other plan participants.

The Exchange also collects, processes, and creates information and earns revenues as a distributor of its own data, as well as select third-party content. The Exchange provides varying levels of quote and trade information to market participants and to data distributors, who in turn sell subscriptions for this information to the public. The Exchange earns revenues primarily based on the number of data subscribers and distributors of its data. U.S. market data revenues are recognized on a monthly basis in market data revenues on the Consolidated Statement of Income. These revenues, which are subscription based, are recorded net of amounts due under revenue sharing arrangements with market participants.

2. Summary of Significant Accounting Policies (continued)

Receivables, Net of Reserve for Uncollectible Accounts

The Exchange's receivables are primarily related to monthly transaction fees. Receivables are shown net of reserves for uncollectible accounts. The reserve for uncollectible accounts is maintained at a level that management believes to be sufficient to absorb estimated losses in the accounts receivable portfolio. The reserve is increased by the provision for bad debts which is charged against operating results and decreased by the amount of charge-offs, net of recoveries.

The amount charged against operating results is based on several factors including, but not limited to, a continuous assessment of the collectability of each account, the length of time a receivable is past due and the Exchange's historical experience with the particular customer. In circumstances where a specific customer's inability to meet its financial obligations is known (i.e., bankruptcy filings), BX records a specific provision for bad debts against amounts due to reduce the receivable to the amount we reasonably believe will be collected. Due to changing economic, business and market conditions, the Exchange reviews the allowance for uncollectible accounts monthly and makes changes to the reserve through the provision for bad debts as appropriate. If circumstances change (i.e., higher than expected defaults or an unexpected material adverse change in a major customer's ability to pay), the Exchange's estimates of recoverability could be reduced by a material amount. The total allowance netted against receivables on the Consolidated Balance Sheet was a de minimis amount at December 31, 2014.

Deferred Revenue

Deferred revenue represents cash payments received for services not yet rendered and are yet to be recognized as revenue. Deferred revenue relates to membership dues and fees that are collected annually and amortized into income on a monthly basis over the applicable future year. The fees related to future periods are included in deferred revenue on the Consolidated Balance Sheet.

2. Summary of Significant Accounting Policies (continued)

Goodwill

Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of a business acquired. Goodwill is allocated to the Exchange based on the assignment of the fair value of the acquired company. The Exchange is required to test goodwill for impairment at the reporting unit level annually, or in interim periods if certain events occur indicating that the carrying value may be impaired. The Exchange tests for impairment during the fourth quarter of the fiscal year using carrying amounts as of October 1.

In conducting the 2014 annual impairment test for goodwill, the Exchange first performed a qualitative assessment to determine whether it was more likely than not that the fair value of a reporting unit was less than the carrying amount as a basis for determining whether it was necessary to perform the two-step quantitative goodwill impairment test described in ASC 350. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. If, after assessing the totality of events or circumstances, the Exchange determines that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then the two-step quantitative test for goodwill impairment is performed for the appropriate reporting units. Otherwise, the Exchange concludes that no impairment is indicated and the two-step quantitative test for goodwill impairment is not performed.

The Exchange utilized the qualitative assessment option for our annual goodwill impairment test performed for fiscal 2014. In conducting the initial qualitative assessment, the Exchange analyzed actual and projected growth trends, as well as historical performance versus plan and the results of prior quantitative tests performed. Additionally, the Exchange assessed critical areas that may impact the business, including macroeconomic conditions and the related impact, market related exposures, competitive changes, new or discontinued products, changes in key personnel, or any other potential risks to projected financial results.

If required, the quantitative goodwill impairment test is a two-step process performed at the reporting unit level. First, the fair value of each reporting unit is compared to its corresponding carrying amount, including goodwill. The fair value of each reporting unit is estimated using a combination of a discounted cash flow valuation, which incorporates assumptions regarding future growth rates, terminal values, and discount rates, as well as a guideline public company valuation, incorporating relevant trading multiples of comparable companies and other factors.

2. Summary of Significant Accounting Policies (continued)

The estimates and assumptions used consider historical performance and are consistent with the assumptions used in determining future profit plans for each reporting unit, which are approved by BX's board of directors. If the first step results in the carrying amount exceeding the fair value of the reporting unit, then a second step must be completed in order to determine the amount of goodwill impairment that should be recorded, if any. In the second step, the implied fair value of the reporting unit's goodwill is determined by allocating the reporting unit's fair value to all of its assets and liabilities other than goodwill in a manner similar to a purchase price allocation. The implied fair value of the goodwill that results from the application of this second step is then compared to the carrying amount of the goodwill and an impairment charge is recorded for any difference.

No impairment of goodwill was identified for the year ended December 31, 2014. However, events such as economic weakness or unexpected significant declines in operating results of reporting units may result in goodwill impairment charges in the future.

Intangible Assets, Net of Accumulated Amortization

Intangible assets, net of accumulated amortization, primarily include customer relationships, an SRO license, and a clearing license. The SRO and clearing licenses have indefinite lives.

Intangible assets with finite lives, such as customer relationships, are amortized on a straight-line basis over their average estimated useful lives as follows:

- Customer relationships: 10–30 years

The estimated useful life of customer relationships is determined based on an analysis of the historical attrition rates of customers and an analysis of the legal, regulatory, contractual, competitive, economic, or other factors that limit the useful life of customer relationships.

For finite-lived intangible assets subject to amortization, impairment is assessed when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. An impairment loss is recognized when the carrying amount of the long-lived asset exceeds its fair value and is not recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset.

2. Summary of Significant Accounting Policies (continued)

Intangible assets deemed to have indefinite useful lives are not amortized but instead are tested for impairment at least annually and more frequently whenever events or changes in circumstances indicate that the fair value of the asset may be less than its carrying amount. Similar to goodwill impairment testing, the Exchange tests for impairment of indefinite-lived intangible assets during the fourth quarter of our fiscal year using carrying amounts as of October 1.

In conducting the 2014 annual impairment test for indefinite lived intangible assets, the Exchange first performed a qualitative assessment to determine whether it was more likely than not that the fair value of an indefinite-lived intangible asset was less than the carrying amount as a basis for determining whether it was necessary to perform the quantitative impairment test described in ASC 350. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. If, after assessing the totality of events or circumstances, the Exchange determines that it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount, then the quantitative test for indefinite-lived intangible assets impairment is performed for the appropriate intangible assets. If the carrying amount of the indefinite-lived intangible asset exceeds its fair value, an impairment charge is recorded for the difference.

Income Taxes

The Exchange's operating results are included in the consolidated federal income tax return and certain state income tax returns filed by NASDAQ OMX. The Exchange also files separate tax returns in certain states. For financial reporting purposes, the provision for income taxes for the Exchange is determined as if the Exchange filed separate returns.

The Exchange uses the asset and liability method to provide income taxes on all transactions recorded in the consolidated NASDAQ OMX financial statements. Deferred tax assets and liabilities are determined based on differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities (i.e., temporary differences) and are measured at the enacted rates that will be in effect when these differences are realized. If necessary, a valuation allowance is established to reduce deferred tax assets to the amount that is more likely than not to be realized.

2. Summary of Significant Accounting Policies (continued)

In order to recognize and measure the Exchange's unrecognized tax benefits, management determines whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets the recognition thresholds, the position is measured to determine the amount of benefit to be recognized on the consolidated financial statements. The Exchange's policy is to recognize interest and/or penalties related to income tax matters in provision for income taxes on the Consolidated Statement of Income.

3. Related-Party Transactions

BX engages in related-party transactions with the Parent and its affiliates. Third-party revenues earned by BX are collected on its behalf by the Parent resulting in receivables from affiliated companies. Additionally, expenses incurred by BX are settled on its behalf by the Parent or the Parent's other subsidiaries and allocated through intercompany charges resulting in payables to affiliated companies.

BX, its Parent, and affiliates share certain services such as accounting, finance, legal, and other administrative support. Expenses related to these shared services are allocated to the Exchange and its affiliates through intercompany charges based on an allocation model. These expenses represent amounts related to the Exchange's proportionate share of each expense incurred. Expenses allocated to the Exchange totaled $2.3 million for the year ended December 31, 2014, and are included in general, administration, and other on the Consolidated Statement of Income.

The Exchange incurs expenses relating to equities and options contracts routed to other venues on behalf of the Exchange by Nasdaq Execution Services, LLC ("NES") and NASDAQ Options Services, LLC ("NOS"), resulting in payables to affiliated companies. NES and NOS are SEC registered broker-dealer subsidiaries of the Parent. The Exchange also earns transaction and access fees from NES for equities shares and option contracts and NOS for options contracts routed to BX, resulting in amounts receivable from affiliated companies. BX earned less than $0.1 million in transaction rebates, net from NOS and NES for options contracts routed to BX and earned $0.5 million in transaction and access fees, net to NES for equity shares routed to BX.

3. Related-Party Transactions (continued)

A Regulatory Services Agreement ("RSA") exists between BX, The NASDAQ Stock Market, LLC, and NASDAQ OMX PHLX LLC ("PHLX") that allows one SRO to use the regulatory services of another SRO and its staff. Services are provided without cost or expense to the individual SRO.

At December 31, 2014, BX is owed $112.4 million from the Parent and affiliates, representing net revenues associated with operating the Exchange. This balance is presented as receivables from affiliated companies, net on the Consolidated Balance Sheet. Intercompany balances are settled on a periodic basis.

4. Goodwill and Intangible Assets

Goodwill

On August 29, 2008, NASDAQ OMX completed the acquisition of BX for approximately $43.3 million, which included $38.4 million cash paid plus $4.9 million of other costs, subject to certain post-closing adjustments. The acquisition was treated as a purchase for accounting purposes. As a result, push-down accounting was applied for the associated intangibles, related deferred tax liabilities, and goodwill balances.

BX utilized the qualitative assessment option for its annual goodwill impairment test performed for fiscal 2014. In conducting the initial qualitative assessment, BX analyzed actual and projected growth trends, as well as historical performance versus plan and the results of prior quantitative tests performed. Additionally, BX assessed critical areas that may impact the business, including macroeconomic conditions and the related impact, market related exposures, competitive changes, new or discontinued products, changes in key personnel, or any other potential risks to projected financial results. At December 31, 2014, goodwill relating to the acquisition was $31.0 million. There were no changes to goodwill during the year ended December 31, 2014.

The Exchange completed the required annual impairment test, which determined that goodwill was not impaired for the year ended December 31, 2014. However, events such as economic weakness and unexpected significant declines in operating results may result in goodwill impairment charges in the future. A significant impairment charge in the future could have a material adverse effect on our operating results.

4. Goodwill and Intangible Assets (continued)

Intangible Assets

The following table presents the details of the purchased intangible assets acquired in the Exchange acquisition. All purchased finite lived intangible assets are amortized using the straight-line method.

	Gross Carrying Amount	Weighted-Average Useful Life (In Years)
	(In Millions)	
Intangible assets:		
SRO license	$ 48.4	Indefinite
Customer relationships	2.0	17 years
Clearing license	1.4	Indefinite
Total intangible assets	$ 51.8	

The Exchange completed its annual impairment test during 2014 and determined that its indefinite-lived intangible assets were not impaired. Finite-lived intangible assets are assessed for impairment upon certain "triggering events" and impairment is recognized if the carrying amount is not recoverable and the carrying amount exceeds the fair value of the intangible asset. For the year ended December 31, 2014, no impairment was recorded with respect to finite-lived intangible assets.

4. Goodwill and Intangible Assets (continued)

The following table presents details of the Exchange's total purchased intangible assets, both finite- and indefinite-lived:

	December 31, 2014		
	Gross Carrying Amount	Accumulated Amortization	Net Intangible Assets
		(In Millions)	
Finite-lived intangible assets			
Customer relationships	$ 2.0	$ (0.7)	$ 1.3
Total finite-lived intangible assets	2.0	(0.7)	1.3
Indefinite-lived intangible assets			
SRO license	48.4	–	48.4
Clearing license	1.4	–	1.4
Total indefinite-lived intangible assets	49.8	–	49.8
Total intangible assets	$ 51.8	$ (0.7)	$ 51.1

Amortization expense for purchased finite-lived intangible assets was $118 thousand for the year ended December 31, 2014, and is included in amortization of intangible assets on the Consolidated Statement of Income.

The estimated future amortization expense of purchased finite-lived intangible assets as of December 31, 2014, is as follows (in millions):

2015	$ 0.1
2016	0.1
2017	0.1
2018	0.1
2019	0.1
2020 and thereafter	0.8
Total	$ 1.3

5. Income Taxes

The Exchange is included in the consolidated federal income tax return and certain state tax returns of NASDAQ OMX. For financial reporting purposes, the provision for income taxes for the Exchange is determined as if the Exchange filed separate returns.

The Exchange's income tax provision for the year ended December 31, 2014, consists of the following amounts (in thousands):

Current:	
Federal	$ 10,579
State and local	2,370
Total current income taxes	12,949
Deferred:	
Federal	203
State and local	(423)
Total deferred income taxes	(220)
Total provision for income taxes	$ 12,729

A reconciliation of the U.S. federal statutory rate to the Exchange's effective tax rate for the year ended December 31, 2014, is as follows:

Reconciliation of statutory U.S. federal income tax rates:	
Federal	35.0%
State taxes	2.9
Non-controlling interest in partnership	(13.8)
Other	(0.6)
Effective tax rate	23.5%

5. Income Taxes (continued)

The temporary differences, which give rise to the Exchange's deferred tax assets and (liabilities) consisted of the following:

	December 31, 2014
	(In Thousands)
Deferred tax assets:	
State net operating loss	$ 8
Sublease reserve	301
Other	121
Total gross deferred tax assets	430
Deferred tax liabilities:	
Acquired intangible assets	(20,283)
Investment in partnership	(1,009)
Other	(47)
Total gross deferred tax liabilities	(21,339)
Net deferred tax liabilities before valuation allowance	(20,909)
Less: valuation allowance	(8)
Net deferred tax liabilities	$ (20,917)

As of August 29, 2008, a $0.1 million current deferred tax liability and a $20.7 million non-current deferred tax liability (total deferred tax liability of $20.8 million) had been established against the $50.4 million value of BX's assets and total deferred tax liabilities of $0.8 million had been established against the $1.8 million value of Clearing Corporation's intangible assets. The deferred tax liabilities represent the tax effect of the difference between the estimated assigned fair value of the acquired intangible assets ($52.3 million) and the tax basis ($0) of such assets. The estimated amount of $21.5 million is determined by multiplying the difference of $52.3 million by the BX combined federal and state statutory tax rate of 41.2%. As of December 31, 2014, the total deferred tax liability with regards to intangible assets is $20.3 million.

As of December 31, 2014, the Exchange established a valuation allowance against certain DTA's related to net operating loss carry forwards as it is not more likely than not that the deferred tax asset will be utilized in later years.

5. Income Taxes (continued)

For the periods after August 29, 2008, the Exchange's operating results are included in the consolidated federal income tax return and applicable state and local income tax returns filed by NASDAQ OMX. NASDAQ OMX federal income tax returns for the years 2011 through 2012 are currently under audit by the Internal Revenue Service and we are subject to examination for 2008 through 2010 and 2013. Several state tax returns are currently under examination by the respective tax authorities for the years 2005 through 2012 and are subject to examination for 2013.

Federal and state income tax liabilities of $12.9 million were settled through intercompany accounts.

At December 31, 2014, the Exchange has accrued no interest and/or penalties related to income tax matters.

6. Commitments and Contingencies

General Litigation and Regulatory Matters

Self-Regulatory Organizations in the securities industry are an essential component of the regulatory scheme of the Securities Exchange Act of 1934 (the "Exchange Act"), for providing fair and orderly markets and protecting investors. The Exchange Act and the rules thereunder impose on the SROs many regulatory and operational responsibilities, including the day-to-day responsibilities for market and broker-dealer oversight. In general, an SRO is responsible for regulating its members through the adoption and enforcement of rules and regulations governing the business conduct of its members. A Regulatory Services Agreement exists between PHLX, The NASDAQ Stock Market, LLC, and BX that allows one SRO to use the services of another SRO and its staff. Services are provided without cost or expense to the individual SRO.

The Exchange is subject to SEC oversight, as prescribed by the Exchange Act, including periodic and special examinations by the SEC. The Exchange is also potentially subject to regulatory or legal action by the SEC or other interested parties at any time in connection with alleged regulatory violations. The Exchange is also subject to Section 17 of the Exchange Act, which imposes record-keeping requirements, including the requirement to make records available to the SEC for examination. The Exchange has been subject to a number of routine reviews and inspections by the SEC or other third parties in the ordinary course and because of settlements with the SEC. To the extent such actions or reviews and inspections result in regulatory or

6. Commitments and Contingencies (continued)

other changes, the Exchange may be required to modify the manner in which the Exchange conducts its business, which may adversely affect its business.

General Litigation and Regulatory Matters

The Financial Industry Regulatory Authority ("FINRA") provides regulatory services to the markets operated or regulated by the Exchange, including the regulation of trading activity and surveillance and investigative functions. We have a limited direct regulatory role in conducting real-time market monitoring, certain options surveillance, rulemaking and some membership functions through NASDAQ OMX's MarketWatch department. The Exchange refers suspicious trading behavior discovered by its regulatory staff and all other employees of the markets operated or regulated by the Exchange to FINRA for further investigation.

Under our Limitation of Liability Rule and procedures, the Exchange, subject to certain caps, provide compensation for losses directly resulting from the systems' actual failure to correctly process an order, quote, message or other data into our platform. The Exchange does not record a liability for any potential claims that may be submitted under the Limitation of Liability Rule unless they meet the provisions required in accordance with U.S. GAAP. As such, losses arising as a result of the rule are accrued and charged to expense only if the loss is probable and estimable. The Limitation of Liability Rule and procedures apply to both cash equity and derivative trading in the aggregate. See discussion of derivative trading in Note 2.

BX may be involved in litigation arising in the normal course of business. Except as disclosed above, BX is not a party to any litigation that management believes could have a material adverse effect on BX's business, financial condition, or operating results. Consequently, no legal reserve has been recorded or is deemed necessary as of December 31, 2014.

6. Commitments and Contingencies (continued)

Operating Leases

BX has a facility lease agreement for a property in Woburn, MA (the "Woburn Lease"), a non-cancelable lease, which contains escalation clauses based on increases in property taxes and building operating costs. The Woburn Lease will expire in December 2015.

The Exchange's minimum future annual rental obligations, exclusive of insurance, maintenance, and other costs, applicable to existing operating leases with third parties, are as follows (in thousands):

Year Ending December 31:	
2015	$ 270
Total	$ 270

7. Risks and Uncertainties

The Exchange's market participants operate in a highly regulated industry. The SEC and other regulatory authorities could impose regulatory changes that could adversely impact the ability of its market participants to use its markets. Regulatory changes by the SEC or other regulatory authorities could result in the loss of a significant number of market participants or a reduction in trading activity on the exchange.

The markets in which BX competes are characterized by rapidly changing technology, evolving industry standards, frequent enhancements to existing products and services, the adoption of new services and products and changing customer demands. The Exchange may not be able to keep up with rapid technological and other competitive changes affecting its industry. For example, BX must continue to enhance its electronic trading platforms to remain competitive, and its business will be negatively affected if its electronic trading platforms fail to function as expected. If BX is unable to develop its electronic trading platforms to include other products and markets, or if its electronic trading platforms do not have the required functionality, performance, capacity, reliability and speed required by its business, as well as by its customers, it may not be able to compete successfully. Further, BX's failure to anticipate or respond adequately to changes in technology and customer preferences, especially in its market technology business, or any significant delays in product development efforts, could have a material adverse effect on its business, financial condition and operating results.

7. Risks and Uncertainties (continued)

BX is exposed to credit risk related to transaction, access, and market data services that are billed to customers on a monthly basis, in arrears. BX's potential exposure to credit losses on these transactions is represented in the receivables, net of reserve for uncollectible accounts balance on the Consolidated Balance Sheet. BX's customers are financial institutions whose ability to satisfy their contractual obligations may be impacted by volatile securities markets. On an ongoing basis, management reviews and evaluates changes in the status of the counterparty's creditworthiness. Credit losses such as those described above could adversely affect BX's consolidated financial position and results of operations.

BX's business is subject to extensive regulation. Under current U.S. federal securities laws, changes in the rules and operations of its markets, including its pricing structure, must be reviewed and in many cases explicitly approved by the SEC. The SEC may approve, disapprove, or recommend changes to proposals that BX submits. In addition, the SEC may delay either the approval process or the initiation of the public comment process. Any delay in approving changes, or the altering of any proposed change, could have an adverse effect on BX's business, financial condition and operating results. BX must compete not only with ATSs, known collectively as dark pools, that are not subject to the same SEC approval process but also with other exchanges that may have lower regulation and surveillance costs than it. There is a risk that trading will shift to exchanges that charge lower fees because, among other reasons, they spend significantly less on regulation.

8. Fair Value of Financial Instruments

The carrying amounts reported on the Consolidated Balance Sheet for cash and cash equivalents approximate fair value based on the on-demand nature. Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including receivables, net of reserve for uncollectible accounts, receivables from affiliated parties, net, accounts payable and accrued expenses, Section 31 fees payable to the SEC and other accrued liabilities, are reported at their contractual amounts, which approximate fair value due to the short- term nature of these assets and liabilities.

9. Subsequent Events

The Exchange has evaluated subsequent events through the date the consolidated financial statements were available to be issued and has determined that there are no known events that require disclosure in the consolidated financial statements or accompanying notes in accordance with ASC 855, *Subsequent Events.*

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